Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Institutional Presentation – 3rd quarter of 2018

Itaú Unibanco discloses to the market participants and regulators its institutional presentation, attached herein, containing results and information of the 3rd quarter of 2018, as well as prior period information and comparative information.

The document will be used in meetings with the market and will also be available on the Company’s investor relations website (www.itau.com.br/investor.relations).

The information and forecasts presented involve risks, uncertainties and assumptions that may be beyond our control.

The public release of this information underscores our commitment to the transparency of our announcements to our different strategic audiences.

São Paulo, October 29, 2018.

Alexsandro Broedel

Group Executive Finance Director and Head of Investor Relations

3Q18 Institutional Information

3Q18 This presentation contains forward-looking statements regarding Itaú Unibanco Holding, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward-looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to our ability to realize the amount of the projected synergies and the timetable projected, as well as economic, competitive, governmental and technological factors affecting Itaú Unibanco Holding’s operations, markets, products and prices, and other factors detailed in Itaú Unibanco Holding’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Itaú Unibanco Holding undertakes in duty to update any of the projections contained herein. This presentation contains managerial numbers that may be different from those presented in our financial statements. The calculation methodology for those managerial numbers is presented in Itaú Unibanco Holding’s quarterly earnings report. To obtain further information on factors that may give rise to results different from those forecast by Itaú Unibanco Holding, please consult the reports filed with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) and with the U.S. Securities and Exchange Commission (SEC), including Itaú Unibanco Holding’s most recent Annual Report on Form 20F.

Disclaimer Corpbanca Pro Forma Information The merger between Itaú Chile and CorpBanca was concluded on April, 1st 2016. As from the second quarter of 2016, Itaú CorpBanca, the company resulting from this merger, was consolidated in our financial statements, as we are the controlling shareholder of the new bank. In order to allow comparison with previous periods, we are presenting historical pro forma data, that is, the combined result of Itaú Unibanco and CorpBanca for the periods previous to the second quarter of 2016, in the Management Discussion & Analysis report and in this presentation. The pro forma statements above mentioned were prepared considering all lines of the income statement, including 100% of Itaú CorpBanca’s result. The result related to the minority shareholders is shown in the “minority interests in subsidiaries” line, for both CorpBanca and Itaú Chile. As the data was prepared to demonstrate, on a retroactively basis, the effect of a transaction occurred in a subsequent date, there are limits inherent to pro forma information. The data was provided for illustration purposes only and should not be taken as a demonstration of the result that would have been achieved if the merger had occurred on a previous date, nor do they indicate any future result of the combined company. Consolidation of Citibank The consolidation of Citibank began on October 31, 2017, with impact on our net income in November and December 2017. As from the first quarter of 2018, we have started to present Citibank’s operations in Brazil line by line in our managerial income statement. For comparison purposes, we reprocessed the fourth quarter of 2017 to also present Citibank’s operations in Brazil in all lines of our managerial income statement (presented on a specific line in the 4Q17). page 3

Agenda 1. Our Profile 2. Corporate Governance 3. Business Overview 4. Financial Highlights 5. Information Technology 6. Itaú Unibanco in Capital Markets 7. Sustainability As of October 29, 2018

1 Our Profile

Itaú Unibanco at a Glance

Leading position in Brazil

- US$71.0 billion market cap [1]
- 100,756 employees in Brazil and abroad
- 4,917 branches and CSBs in Brazil and abroad
- 47,887 ATMs in Brazil and abroad
- Around 48 million clients in the Retail Bank
- Brazilian multinational bank
- Major provider of finance for the expansion of Brazilian companies
- In 2017 Itaú Unibanco was elected the The Best Company in People Management (by "Valor Carreira" magazine) and also recognized as a pro-ethics company (Pró-Ética), an initiative between the Office of the Comptroller General[2] with the private sector, which encourages the voluntary adoption of integrity measures and corruption prevention in the business sector, being the only financial institution among the companies approved.

Global Footprint of Brazil's Top Private Sector Bank | as of September 30, 2018



Financial Highlights and Ratios

As of and for the quarter ended September 2018

Highlights

Total Assets	R$1613.2 Bi
Total Loans [1]	R$636.4 Bi
Stockholders' Equity	R$125 Bi
Recurring Net Income 2017 [2] [*]	R$24.9 Bi
Recurring Net Income 3Q18 [3]	R$6.5 Bi
Long Term Foreign Currency (Itaú Unibanco Holding)	Moody´s: Ba3 Fitch: BB S&P: BB-

Financial Ratios

Recurring ROE 2017 [4] [*]	21.8%
Recurring ROE 3Q18 [5]	21.3%
Efficiency Ratio 2017 [6] [*]	46.4%
Efficiency Ratio 3Q18 [6]	48.8%
Liquidity Coverage Ratio	171%
Tier I Capital - BIS III	14.8%

(*) Includes the consolidation of Citibank in the 4Q17.
(1) Includes financial guarantees provided and corporate securities.
(2) Represents Net Income adjusted for certain non recurring events described in the 4Q17 MD&A – Executive Summary.
(3) Represents Net Income adjusted for certain non recurring events described in the 3Q18 MD&A – Executive Summary.
(4) Calculated using Recurring Net Income / Average Equity. For annualized calculation method, please refer to Historical Series Spreadsheet.
(5) Calculated using Recurring Net Income / Average Equity. For annualized calculation method, please refer to the 3Q18 MD&A – Executive Summary.
(6) See "Efficiency Ratio" slides in this presentation for criteria.

(1) As of September 30, 2018. Source: Economatica. (2) Controladoria-Geral da União (CGU).

Itaú Unibanco Holding S.A.

page 6

Our Vision Vision: To be the leading bank in sustainable performance and customer satisfaction • Implement a customer satisfaction-oriented culture, that is business-driven, through a simplified operational structure • Maximize shareholder returns, aiming at firm-wide growth • We aspire to be the preferred bank for top talents at every level • Attract and retain committed professionals with high ethical standards and strong organizational pride • Shared leadership, conquered through talent and commitment to excellence, focused on meritocracy • Create an atmosphere that inspires creativity, entrepreneurialism and the exchange of ideas • Pursue a cutting-edge technology, striving to best serve our client needs, ultimately creating value • Uphold the highest ethical standards in the relationship with clients, employees, regulators, society and the markets page 7

Our Way 1. It’s only good for us if it’s good for the client We are people providing service to people, with passion and excellence. We work with the client and for the client – because they are the main reason behind why we do what we do. 2. We’re passionate about performance Generating sustainable results is in our DNA. The continuous challenge of seeking leadership in performance has brought us to where we are – and will continue guiding our company towards our objectives. 3. People mean everything to us Everything we do is carried out by people. Talented people who enjoy working in a collaborative atmosphere, based on meritocracy and high performance. 4. The best argument is the one that matters We encourage a challenging work environment, which is open to questioning and constructive discussion. For us, the hierarchy which counts is the hierarchy of the best idea. 5. Simple. Always 6. 7. We believe that simplicity is the best path to efficiency. That’s why we strive not to mistake depth for complexity, and simplicity for simplism. We think and act like owners We always think like business owners, leading by example and putting collective objectives before personal ambition. Ethics are non-negotiable We do what is right, without using shortcuts or devious ways to do business. We exercise leadership in a transparent and responsible way, fully committed to society and the best governance and management practices. page 8

Medium and Long-Term Strategic Agenda CORPORATE GOVERNANCE AND SUSTAINABILITY PERMEATE ALL EFFORTS ON KEY STRATEGIC OBJECTIVES Commitment to permanently improve corporate governance plays a vital role in protecting stakeholders’ interests. We incorporate sustainability into our strategy through a consolidated governance structure that is integrated with our business, thus making environmental and social issues part of our everyday activities, by incorporating variables on these issues into diverse processes, such as credit granting, investments, insurance activities, contracting of suppliers, and wealth management. We aim at creating a virtuous cycle on the path towards sustainable performance, which can only be met by collaborative work involving our main stakeholders: employees; clients; shareholders and society. TRANSFORMATION CONTINUOUS IMPROVEMENT Client Centricity Risk Management to embrace this concept to the fullest in order to always to endeavor our efforts to fully comply with the Risk Appetite develop products and a “service culture” focused on guidelines. Managing risks is the essence of our activity and a client satisfaction and long-term relationships. responsibility of all employees. Digital to speed up our digital transformation process to increase the productivity of IT area and spread a digital mindset throughout the bank to improve efficiency, user experience and client satisfaction. People Management to improve our incentive model and evaluation tools to contemplate the new dynamics of cooperative work, making them effective to fairly assess individual deliveries within cross-functional teams. Internationalization moving forward in the internationalization process does not necessarily mean to take activities to new countries, but to reach, in the countries we are present in, the same management quality and results we have in Brazil. Sustainable Profitability to continuously increase the efficiency of our operations, having the ability to identify opportunities to reduce costs, managing investments to gain agility, in addition to efficiently managing capital allocation through adequate cost of equity. page 9

Itaú Unibanco Global Footprint Itaú Unibanco has an important presence in key financial centers supported by a unique recognition and reputation. We want to be recognized as: The Latin American Bank CIB NY, Cayman, Bahamas Institutional Clients / Asset NY, Cayman Private Banking Cayman, Bahamas, Miami CIB / Institutional Clients Mexico CIB Brazil, Argentina, Chile, Peru, Colombia, Uruguay, Paraguay, Panama Institutional Clients / Asset Brazil, Argentina, Chile Private Banking Brazil, Chile, Paraguay Retail Banking Brazil, Argentina, Chile, Paraguay, Uruguay, Colombia, Panama CIB London, Lisbon, Madrid, Paris, Frankfurt Institutional Clients / Asset London Private Banking Zurich CIB / Institutional Clients / Asset Tokyo, Dubai page 10

A History of Successful Strategic Deals 1 (1) Includes mergers, acquisitions, joint-ventures and partnerships. page 11

2 Corporate Governance

Corporate Governance at Itaú Unibanco Strengths of our structure • Family ownership ensuring a long-term view • Professional management team • Strong corporate governance • Broad shareholder base (52.74% of our shares in free float) Egydio de Souza Free Float* Moreira Salles Family Non Voting Shares Aranha Family Free Float 100.00% Total Brazilian Foreigners investors in B3 in NYSE 36.73% ON 63.27% ON Cia. E. Johnston de 32% 30% Participações 3.2 bn 81.10% PN 18.90% PN 65.85% Total 34.15% Total (number of 50.00% ON shares) 38% 33.47% Total Foreigners in B3 50.00% ON Itaúsa 100.00% PN IUPAR Free Float* 66.53% Total 39.21% ON 51.71% ON 7.81% ON 0.004% PN 99.59% PN 20.01% Total 26.40% Total 52.74% Total Itaú Unibanco Holding S.A. Note: ON = Common Shares; PN = Non-voting Shares. (*) Excluding shares held by majority owners and treasury shares. page 13

IUPAR (Itaú Unibanco Participações) and Itaú Unibanco Governance IUPAR (Itaú Unibanco Participações) Itaú Unibanco Board of Directors Alignment and union among shareholders; Group´s vision, mission and values; Significant mergers & acquisitions; Nominations to the Board of Directors and CEO; Performance evaluation and admission of family members; Discussion and approval of the long-term strategy. Definition and monitoring of the company’s strategy; Mergers & acquisitions; Monitor the Executive Committee performance; Nomination of executive officers (meritocracy); Budget approval; Definition and supervision of risk appetite and policies relating to the use of capital; Definition and monitoring of incentive and compensation models and goal setting; Supervision of the technology strategy; Definition of meritocracy policies; Supervision of the business operation. Family control with a strategic long-term vision Professional management Establishment of operational parameters Executive Committee Implementation of Board of Directors’ guidelines and goals; Operation of the businesses and strategy for products and segments; Ensure better allocation and management of financial, operational and human resources; Monitoring of market, credit and operational risks; Operate the Bank with a view to creating value. Value creation Implementation of strategy and day-to-day management page 14

Itaú Unibanco Board of Directors and Executive Committees Directors of Co-Chairman Co- Chairman Pedro Moreira Salles Roberto Egydio Setubal Directors Board Alfredo Egydio Setubal Amos Genish 1 Ana Lúcia de Mattos Barretto Villela Fábio Colletti Barbosa 1 Gustavo Jorge Laboissière Loyola 1 João Moreira Salles José Galló 1 Marco Ambrogio Crespi Bonomi Pedro Luiz Bodin de Moraes 1 Ricardo Villela Marino Committees Executive Chief Executive Officer (CEO) Candido Botelho Bracher General Directors Executive Vice Presidents Wholesale Retail IT and Operations Risks and Finance Legal and Human Resources • Large and Medium • Branches • IT • Risks • Legal and Internal Corporates • Cards • Operations • Finance • Ombudsman • Asset Management • REDE • Procurement • Human Resources • Institutional • Real Estate • Corporate Communication Treasury • Insurance • Institutional and • Private Bank • Vehicles Governmental Relations • Custody • Consortia • Marketing • Latin America • Payroll • Sustainability • Investment Banking (1) Independent Director. page 15

Risk Management Structure Capital and Risk Board of Directors Audit Committee Management Committee Pedro Moreira Salles Gustavo Loyola 1 Pedro Bodin 1 Roberto Egydio Setubal Internal Audit Paulo Miron Itaú Unibanco Holding President and CEO Candido Bracher 3rd line of defense Independent review of the activities developed by the institution. General General Wholesale Office Retail Office Eduardo Vassimon Marcio Schettini 1st line of defense Manages risks originated by these offices; its role is to: Identify Control Assess Report Risk and Finance Control and Legal, Institutional Technology and Management Department and Personnel Dept. Operations Department Caio David Claudia Politanski André Sapoznik Executive Finance and Market Risk Control Office 2nd line of defense Investor Relations Office Ensures that risks are Operational Risk and Compliance managed according to: Executive Office Risk appetite Credit Risk and Modeling Office Policies Procedures (1) Independent Director. page 16

Governance Structure at Itaú Unibanco Shareholder’s Meeting Fiscal Council Board of Directors Audit Personnel Related Nomination Risk and Capital Strategy Compensation International Digital Committee Committee Parties and Corporate Management Committee Committee Advisory Advisory Committee Governance Committee Board Board Committee Internal Audit Independent Audit Board of Officers Disclosure and Trading Committee page 17

Credit Risk Policies Hierarchy ▪ Defines and monitors Risk Appetite; Board of Directors and Capital and Risk Management Committee ▪ Approval of policies, strategies and definition of minimum expected return on capital; ▪ Improvement of Risk Culture. Executive Committee General Office and Risk Dept. ▪ Defines a Global Policy; ▪ Approves policies having the most significant impact on EC1 ; ▪ Monitors Portfolio and Risk Appetite; ▪ Credit Strategy. ▪ Defines and approves policies having the less significant impact on EC1 . (1) EC = Economic Capital. page 18

Risk Appetite Defined by the Board of Directors Principles Statement ▪ Sustainability and customer ▪ Optimization of capital satisfaction; allocation; ▪ Risk pricing; ▪ Low volatility in results; ▪ Operational excellence; ▪ Regional focus; ▪ Diversification; ▪ Alignment with “Our Way”; ▪ Risk Culture; ▪ Diversification of businesses. ▪ Ethics and regulatory compliance. Credit Metrics Concentration by countries Highest credit VaR 1 Concentration by segments Concentration by industry Highest exposures Maximum PD 2 Dimensions ▪ Reputation; ▪ Liquidity; ▪ Capitalization; ▪ Operational Risk; ▪ Breakdown of results; ▪ Credit. Exposure by ratings (1) VAR = Value at Risk; (2) PD = Probability of default. page 19

Risk Appetite (as approved by the Board of Directors) The Risk Appetite... establishes the types and levels of risk acceptable to the bank, within which management seeks to maximize value creation. It is based on Board of Directors Statement “We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correct price for risk, well-distributed funding and proper use of capital.” Guided by the Principles of Risk Management o Sustainability and customer satisfaction o Risk culture o Price for risk o Diversification o Operational excellence o Ethics and respect for regulation and monitored by 43 metrics inserted in the day-to-day of business management Capitalization • Capital ratios in normal and stress situations • Debt issuance ratings Liquidity • Short and mid-term liquidity indicators Results Composition • Largest credit risk • Largest exposures and by rating brackets • Concentration by sectors, countries and segments • Concentration of market risk Dimensions Operational Risk • Operational losses events • Information technology Reputation • Suitability indicators • Media Exposure • Customer complaint tracking • Regulatory compliance page 20

Retail Management – Individuals and Small and Middle Companies thatrisk POLICYVariablesdistinguishes STATISTICAL MODELS Lowest risk Risk Level Highest Risk 88 153 88 99 124 94 116 92 81 167 79 114 97 77 130 91 67 179 65 73 155 65 Fictitious figures (Basis 100 = lowest risk cell). Higher risk Default Rate 116 92 RAROC (Risk Adjusted Return on Capital) Loss/Revenue 114 97 ROE (Return on Equity) Management tool (tightening and easing credit standards) Data adjusted to expected future macroeconomic scenario page 21

Credit Offer Based on Future Scenario Lowest risk Base POLICY Scenario Highest risk Positive future expectation Risk Level Credit Available Credit Not Available Easing of credit, maintaining the same appetite STATISTICAL MODELS Risk Level Credit Available Credit Not Available Highest risk Negative future expectation Risk Level Credit Available Credit Not Available Tightening of credit, maintaining the same appetite page 22

3 Business Overview

Universal Bank [1]

RETAIL BANKING

RETAIL AND REAL ESTATE CREDIT

4,404 branches and client service branches and 46,712 ATMs in Brazil;
Premier banking brand in Brazil;
Strategically positioned for **growth in mortgage market** (partnerships with Lopes).

CREDIT CARD AND CONSUMER FINANCE

Approximately **31.6 million credit card accounts** and **27.5 million debit card accounts**;
Leader in Brazilian credit card market, extensive number of joint ventures and partnerships with retailers.

VEHICLES

Total portfolio for individuals of **R$15.2 billion**;
Lease and finance through **over 10 thousand dealers.**

INSURANCE OPERATIONS

One of the largest players in Brazil based on direct premiums;
Association with Porto Seguro for auto and residential insurance;
3Q18 net income: R$591 million

SMALL COMPANY

Small and Medium Enterprises with annual sales up to R$30 million.



RETAIL AND REAL ESTATE CREDIT
ITAÚ BBA (CORPORATE, IB AND TREASURY)
LATAM
WEALTH MANAGEMENT SERVICES
MIDDLE COMPANY
SMALL COMPANY
INSURANCE²
VEHICLES
CREDIT CARD AND CONSUMER FINANCE
Itaú
UNIVERSAL BANK

WHOLESALE BANKING

ITAÚ BBA

Full coverage of corporate clients with annual sales above R$ 200 million;
Leadership in IB products with top positions in major league tables;
Treasury operations for the conglomerate.

LATAM

Purpose: to be recognized as **"The Latin American Bank"**;
Retail presence in Latin America (ex-Brazil): Argentina, Chile, Paraguay, Uruguay, Colombia, Panama.

WEALTH MANAGEMENT AND SERVICES

Total assets under administration of approximately **R$1,093 billion**;
Leader in Private banking services in Latin America.

MIDDLE COMPANY

Corporate clients with annual sales from R$30 million to R$200 million.

(1) September 30, 2018 figures; (2) Includes Insurance, Pension Plan and Premium Bond operations.

Itaú Unibanco Holding S.A.
page 24

Client Segmentation Individuals Segmentation by monthly income Private Bank >R$5 Million in total investment Personnalité >R$10 Thousand or >R$100 Thousand in total investments Uniclass >R$4 Thousand up to R$10 Thousand Retail up to R$4 Thousand Companies Segmentation by annual sales Ultra over R$4 Billion or >R$750 Million debt* Large >R$400 Million up to R$4 Billion or >R$200 Million debt* Banking Corporate Wholesale >R$200 Million up to R$400 Million Middle >R$30 Million up to R$200 Million Banking Retail Very Small and Small Companies up to R$30 Million *total exposure, includes financial guarantees provided and corporate securities. page 25

Retail in Brazil

Presence in Brazil [1] (As of September 30, 2018)



North
115
Northeast
336
Midwest
314
Southeast
2,951
South
671

Brazil: 4,387
Abroad + IBBA: 530
Total: 4,917

Automated Teller Machines (ATMs) [2]



44,631 44,947 45,182 45,353 45,502 45,769 45,891 46,463 46,712
69 26 21 15 8 7 7 7 3
668 648 635 626 617 613 608 610 598
19,456 19,868 20,516 20,809 20,937 21,195 21,423 22,086 22,431
24,438 24,405 24,010 23,903 23,940 23,954 23,853 23,760 23,680
Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18
Brazil [3]
Banco 24Horas
ESB [4]
Third Party Locations [5]

Branches and Client Service Branches (CSB) [6,7,8]



4,574 4,554 4,454 4,413 4,397 4,454 4,451 4,388 4,404
130 135 144 154 156 160 160 160 173
3,664 3,653 3,553 3,523 3,523 3,591 3,587 3,531 3,531
780 766 757 736 718 703 704 697 700
Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18
CSB
Brick and Mortar Branches
Digital Branches

(1) Considers Brick and Mortar Branches, digital branches and CSBs; (2) Does not include points of sale; (3) Includes Electronic Service Branches (such as exclusive ATMs inside companies); (4) Client Service Branches (CSBs); (5) Points of service in third-parties' establishments (such as shopping centers and airports); (6) Points of service include only Client Service Branches (CSBs); (7) Includes Itaú BBA branches; (8) Includes the consolidation of Citibank as of 4Q17.

Itaú Unibanco Holding S.A.
page 26

Retail - Credit Cards, Joint Ventures and Partnerships with Retailers in Brazil Highlights • Brazilian market leader in credit card transactions. • Qualification of the client base: proprietary channel x partnerships. • Credit card business comprises: • Issuance of cards • Acquiring: REDE • JVs and partnership with retailers • Own brand: Hiper • Approximately 59.1 million card accounts (3Q18): • 31.6 million credit card accounts • 27.5 million debit card accounts • R$114.6 billion in card transactions (3Q18): • R$86.1 billion in credit card transactions • R$28.5 billion in debit card transactions • High growth potential in credit card usage in Brazil. Highlights JVs and Partnerships • Focus on credit card instruments • Long term agreements • Alignment of incentives page 27

Retail - Cards in Brazil | Growing Penetration in Household Consumption Expenditure Credit and Debit Cards Billed Volume% at Household Consumption Expenditure 34.9% 33.8% 34.1% 32.1% 31.4% 32.4% 29.9% 29.6% 30.8% 13.3% 12.7% 12.5% 11.1% 11.0% 12.4% 11.6% 11.7% 12.1% 18.8% 18.6% 19.7% 19.2% 19.7% 20.3% 21.6% 21.1% 21.6% 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 Credit Card Debit Card Sources: ABECS (Brazilian Credit Card Companies Association) and IBGE (Statistics and Geography Brazilian Institute) brand view in Jun/18. Only the purchase volume is considered in the cards billing. page 28

Retail - Payroll Loan in Brazil Evolution of Payroll Loan Portfolio R$billion 45.6 44.6 44.9 44.8 44.6 44.4 44.7 45.4 46.0 4.6 4.4 4.3 4.3 4.4 4.7 4.8 4.9 4.9 9.8 9.2 8.8 8.2 7.6 7.0 6.4 5.9 5.5 31.2 31.0 31.7 32.2 32.6 32.8 33.5 34.6 35.5 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 INSS Public Sector Private Sector Composition of Payroll Loans Portfolio by Origination R$billion 3.1% 1.2% 45.6 44.6 44.9 44.8 44.6 44.4 44.7 45.4 46.0 63% 62% 62% 61% 61% 60% 59% 59% 59% 37% 38% 38% 39% 39% 40% 41% 41% 41% Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Branches Itaú Consignado S.A. Note: Includes the consolidation of Citibank as of 4Q17. Composition of Payroll Loans Portfolio by Sector 11% 12% 77% Private Sector Public Sector INSS Composition of Personal Loans Portfolio 40% 39% 38% 38% 37% 36% 37% 38% 60% 61% 62% 62% 63% 64% 63% 62% Mar-15 Sep-15 Mar-16 Sep-16 Mar-17 Sep-17 Mar-18 Sep-18 Payroll Other - Personal Loan page 29

Retail - Mortgage Market in Brazil Mortgage Loans Evolution 1 Distribution Channels for Individuals Balance R$million As of September 2018 1.5% 47,241 47,591 47,953 Partnerships 14.9% 14.0% 18.9% 12% Regular Real Estate Brokers Branches 31% 12% 81.1% 85.1% 86.0% Developers 17% High Income Branches Sep-17 Jun-18 Sep-18 28% Individuals Companies Collaterals (LTV) (Loan to value ratio) 54.8% 57.3% 57.9% 40.8% 39.9% 38.4% Average Ticket and Average Origination Term 3Q18 Average operation period² 321 months Average value of the Property³ R$551 Thousand Financing Average Ticket R$315 Thousand Sep-17 Jun-18 Sep-18 Vintage (quarterly average) Portfolio (1) Includes the consolidation of Citibank as of 4Q17; (2) Average Operation Period for new developers contracts; (3) Value determined using monthly financing average ticket and quarterly average LTV. Production source: ABECIP. page 30

Retail - Vehicle Financing in Brazil

Highlights:

- Growth of 47% in production (QoQ);
- Offers finance through over 10 thousand dealers;
- Average ticket size of the new vehicle concessions to individuals of R$32 thousand with LTV of 57% in the 3Q18;
- 78% of the financing is guaranteed up to 4 years;
- 88% of the financing are made up to 48 months;
- In Jul-18 Itaú became the financial partner of Jaguar and Land Rover in Brazil.

Main Products and Services:

- **Novo Credline:** a redesigned proposal origination platform, offers a simple and renewed digital experience with mobile version;
- **Digital Platform:** allows more agility, autonomy and efficiency for stores and dealers;
- **iCarros:** platform that applies innovative technologies and data analysis to solutions that help dealers make their sales processes more efficient;
- **iCarros Club:** B2B trade-in platform for used vehicles with bidding features and online purchase, allows contact between sellers and buyers, guarantees the best offer for the vehicle, through more than 8,000 dealers all over Brazil;
- **Digital Contracting:** digital contracting integrated to iCarros platform and can connect to other e-commerce as dealers websites;
- **Digital Assistant:** online credit analysis and approval platform. Automatically qualifies customer purchase interest via Internet or mobile, without additional cost;
- **Compra e Venda Protegida:** this product mediates between the parties involved making trading safer.
- **Financing of Accessories and Services:** credit line for financing of accessories and services, already embedded in the vehicles installment.

Individuals Portfolio


R$ million
9.7%
13,887
15,228
3Q17
3Q18

Individuals and Corporate Loans Granted


R$ million
47.2%
2,697
3,971
3Q17
3Q18

90-day NPL Ratio | *Individuals - Vehicles*


Base 100 = dec-12
100
109
68
54
49
43
38
36
35
2012
2013
2014
2015
2016
2017
1Q18
2Q18
3Q18

Itaú Unibanco Holding S.A.
page 31

Retail - Insurance Ranking in Brazil [1,2]

	Jan-Aug/18	Jan-Aug/17	Model
Total Insurance [3]	**4th**	**4th**	
Bancassurance [4]	**5th**	**4th**	
Life & Personal Accidents	2nd	3rd	*Bancassurance*
Credit Insurance	6th	5th	*Bancassurance*
Pension Plan	3rd	3rd	*Bancassurance*
Premium Bonds	3rd	3rd	*Bancassurance*
Porto Seguro	**2nd**	**2nd**	
Vehicles [5]	Leader: Porto Seguro	Leader: Porto Seguro	*Broker*
Residential [5]	Leader: Porto Seguro	Leader: Porto Seguro	*Broker*
Other Insurance Activities [6]	**5th**	**4th**	
Large Risks [7]	**We do not offer this product.**		
Health Insurance	**We do not offer this product.**		

(1) Source SUSEP, date: Sep-18, includes our 30% interest in Porto Seguro. Doesn´t consider Health and VGBL is consider in Pension Plans; (2) Insurance = Earned Premiums; Pension Plans = Provision for Benefits to be Granted and Premium Bonds = Revenues from Premium Bonds; (3) Insurance core activities and other activities; (4) Insurance core activities include: Personal Insurance (Life, Personal Accidents, Credit Insurance, Travel, Unemployment, Funeral Allowance, Serious Diseases and Random Events), Housing, and Multiple Peril and Domestic Credit – Individuals; (5) Considers only Porto Seguro numbers; (6) other activities include: Extended Warranty, Educational, Large Risks, Domestic Credit – Individuals, DPVAT and IRB; (7)The sale of this portfolio has been concluded on October 31, 2014.

Itaú Unibanco Holding S.A.

page 32

Retail - Association with Porto Seguro Association’s Structure Controlling stockholders of Itaú Unibanco Porto Seguro 57.07% 42.93% PSIUPAR Market 69.88% 30.12% Porto Seguro S.A. (PSSA) 99.99% 100.0% Itaú Seguros de Auto e Subsidiaries Porto Seguro S.A. Residência S.A (ISAR) Highlights • Unification of residential and automobile insurance operations; • Exclusive offer and distribution of residential and automobile insurance products to Itaú Unibanco’s customers in Brazil and Uruguay; • Itaú Unibanco Holding nominates 2 of 5 board of directors members of PSIUPAR and 2 of 7 board of directors members of PSSA. page 33

Very Small, Small and Middle Market in Brazil SMEs Loan Portfolio 1 R$million 79,649 75,433 72,002 68,974 65,617 67,500 61,547 61,869 63,050 2012 2013 2014 2015 2016 2017 1Q18 2Q18 3Q18 Highlights Full range of financial products and services, including deposits accounts, investment options, insurance, cash management, credit products and collection, among others. Very Small and Small Market • Clients with annual revenues up to R$30 million. Middle Market • This sub-segment serves approximately 30 thousand clients (economic groups) with annual revenues between R$30 million and R$200 million. • Focus on high-rating clients, and 91% of loans are granted to clients rated B3 or better. (1) Includes financial guarantees provided. page 34

Wholesale - Corporate Companies in Brazil Corporate Loans 1 R$million 213,815 219,418 194,472 181,541 163,437 165,052 161,990 162,513 159,949 2012 2013 2014 2015 2016 2017 1Q18 2Q18 3Q18 Highlights • Corporate clients with annual sales above R$200 million. • We offer a broad portfolio of banking products and services, from cash management to structured operations and transactions in capital markets. • We serve approximately 5,900 large corporate groups and also more than 190 financial institutions. (1) Includes financial guarantees provided. page 35

Wholesale - Corporate and Investment Banking | Leadership Position in Brazil

Wholesale Banking

Itaú ItaúEmpresas

Middle
Annual revenues from **R$30 MM** up to **R$200 MM**

Itaú BBA

Corporate Banking
Annual revenues over **R$200 MM**

Investment Banking
Leadership position and client recognition

Itaú BBA, Itaú

LatAm
Presence in all banking segments in **Latin America**

Itaú, ItaúPrivateBank, ItaúAsset Management

WMS
Large range of customized **wealth management** and **investments** solutions

Itaú

Markets, Products & Planning
Treasury operations for the conglomerate

Investment Banking

Fixed Income
Until September 2018, we maintained the leadership in the distribution ranking of Anbima, with a distributed volume of R$25.1 billion.

Mergers and Acquisitions
Until September 2018, our Merger and Acquisition operation provided financial advisory in 24 transactions in South America, totaling US$22.2 billion, reaching the leadership position in the Dealogic ranking.

Project Finance
In the 3Q18, we served as advisor and/or creditor of approximately R$6.2 billion in financing to 15 different infrastructure projects in different sectors.

Ranking

	3Q18	2017	2016
M&A[1]	1st	1st	1st
Local ECM[1]	5th	1st	1st
Local DCM[2]	1st	1st	2nd
International DCM[1]	5th	6th	10th
Derivatives Total[3]	1st	1st	1st

(1) Source: Dealogic; (2) Source: ANBIMA – Brazilian association of Financial and Capital Markets Entities. Information from Sep-18; (3) Source: Cetip.

Itaú Unibanco Holding S.A.

page 36

Wholesale - Wealth Management Services | Brazil

Evolution of Assets Under Administration

Investment Product management for the conglomerate and a full range of investment options to Retail Banking.



R$ billion
802
801
849
883
922
946
1,002
1,025
1,068
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18

Securities Services

Local Custody: we ended September with R$1,291 billion under custody (+12.4% from the same period of 2017).

International Custody: we ended September with R$195 billion under custody (+6.4% from the volume under custody in the same period of 2017).

Corporate Solutions: we are leaders in the bookkeeping of shares, providing services to 209 companies listed on B3, representing 61.3% of the total market, and in the bookkeeping of debentures, acting as the bookkeeper of 381 (38.2%) issues.

Asset Management

Asset Management

In September 2018, we reached R$652.5[1] billion in assets under management, accounting for 14.6% of the market.

Kinea

It is an independent platform of management of differentiated investments. With R$42.8 billion in assets in September 2018, it operates in the segments of Multi-Markets, Real Estate, Pension Plan and Private Equity, Stock and Infrastructure.

Private Banking

With a full global wealth management platform, leadership position in Brazil. We have been recognized by the world's top international Private Banking market publications:

Private Banker International

- Outstanding Global Private Bank - Latin America, 2018

The Banker

- Best Private Bank in Brazil, 2018
- Best Private Bank for Customer Service in Latin America, 2018

Amanhã Magazine

- Top Executive in Private Banking in Brazil in 2018

(1) Source: ANBIMA (Brazilian Financial and Capital Markets Association) – June 2018. Considers Itaú Unibanco and Intrag.

Itaú Unibanco Holding S.A.

page 37

Retail Footprint in Latin America | September 2018 Mexico | CIB Employees: 8 Colombia1 Employees: 3,511 Branches + CSBs: 162 ATMs: 173 Peru Representative Office Chile Employees: 5,921 Branches + CSBs: 199 ATMs: 464 CIB Argentina Employees: 1,716 Retail and Wholesale Branches + CSBs: 85 ATMs: 176 (1) Considers employees and branches from Panama. page 38

Segments – Income Statement *Pro Forma* 3Q18

In R$ millions	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	Itaú Unibanco
Operating Revenues	**18,042**	**7,386**	**2,470**	**27,899**
Managerial Financial Margin	10,207	4,817	2,384	17,408
Financial Margin with Clients	10,207	4,817	1,128	16,152
Financial Margin with the Market	-	-	1,257	1,257
Commissions and Fees	6,243	2,342	47	8,632
Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	1,592	227	39	1,858
Cost of Credit	**(3,297)**	**34**	**(0)**	**(3,263)**
Provision for Loan Losses	(3,688)	(216)	(0)	(3,904)
Impairment	6	(95)	-	(89)
Discounts Granted	(268)	(16)	-	(285)
Recovery of Loans Written Off as Losses	653	362	-	1,015
Retained Claims	**(301)**	**(18)**	**-**	**(320)**
Other Operating Expenses	**(10,175)**	**(3,867)**	**(244)**	**(14,286)**
Non-interest Expenses	(9,010)	(3,526)	(110)	(12,646)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,161)	(339)	(122)	(1,622)
Insurance Selling Expenses	(4)	(2)	(12)	(18)
Income before Tax and Minority Interests	**4,269**	**3,535**	**2,226**	**10,031**
Income Tax and Social Contribution	**(1,632)**	**(1,017)**	**(773)**	**(3,422)**
Minority Interests in Subsidiaries	**(39)**	**(108)**	**(8)**	**(155)**
Recurring Net Income	**2,598**	**2,410**	**1,446**	**6,454**
Recurring Return on Average Allocated Capital	29.0%	19.0%	16.8%	21.3%
Efficiency Ratio (ER)	54.4%	50.2%	4.7%	48.8%
Risk-Adjusted Efficiency Ratio (RAER)	74.2%	49.7%	4.7%	61.3%

Note: Non-interest Expenses item includes Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.

Itaú Unibanco Holding S.A.

page 39

4 Financial Highlights

Highlights Recurring Net Income Consolidated R$6.5 bn + 1.1% (3Q18/2Q18) R$19.3 bn + 3.5% (9M18/9M17) Brazil R$6.1 bn + 0.2% (3Q18/2Q18) R$18.4 bn + 2.4% (9M18/9M17) Recurring ROE (p.a.) Consolidated 21.3% - 30 bps (3Q18/2Q18) 21.7% stable (9M18/9M17) Brazil 22.4% - 30 bps (3Q18/2Q18) 22.9% - 10 bps (9M18/9M17) Credit Quality (Sep-18) Consolidated NPL 90 + 10 bps (Sep-18 / Jun-18) 2.9% - 30 bps (Sep-18 / Sep-17) Brazil NPL 90 + 10 bps (Sep-18 / Jun-18) - 30 bps (Sep-18 / Sep-17) 3.5% 3Q18/2Q18 9M18/9M17 Financial Margin with Clients: + 1.2% + 1.4% Financial Margin with the Market: - 6.4% - 10.6% Cost of Credit: - 9.4% - 22.5% Commissions and Fees and Result from Insurance1: - 2.1% + 6.5% Non-interest Expenses: + 3.1% + 6.4% Credit Portfolio + 2.1% + 10.6% (Financial Guarantees Provided and Corporate Securities): Sep-18 Sep-17 Fully Loaded BIS III Tier I Capital: 14.8% 14.6% 1 Result from Insurance (-) Retained Claims (-) Insurance Selling Expenses. Note: Results from Brazil consider units abroad ex-Latin America. page 41

Recurring Net Income and Value creation ROE Average Cost of Capital In R$billion Recurring Net Income Value Creation Cost of Capital page 42

Non-Recurring Events In R$millions 3Q18 2Q18 3Q17 9M18 9M17 Net Income 6,247 6,244 6,077 18,772 18,143 (-) Non-Recurring Events (207) (138) (177) (484) (455) Impairment (1) (10) (137) (102) (145) ∟ Adjustment to reflect the realization value of certain assets mainly related to technology Goodwill Amortization (206) (150) (125) (502) (373) ∟ Effect from the amortization of goodwill generated by acquisitions made by the conglomerate Tax Contingencies and Legal Liabilities - (7) - (5) (42) ∟ Mainly effects of our adherence to the program for the settlement or installment payment of federal, state and municipal taxes Contingencies Provision - - (61) 97 (101) ∟ Provisions for tax and social security lawsuits and losses from economic plans in effect in Brazil during the 1980's and early 1990's Other - 29 146 29 206 Recurring Net Income 6,454 6,382 6,254 19,255 18,599 Note: The impacts of the non-recurring events, described above, are net of tax effects. Note 2: Includes the consolidation of Citibank as of 4Q17. page 43

Income Statement | Operating Revenues Perspective

In R$ millions	3Q18	2Q18	Δ	3Q17	Δ	9M18	9M17	Δ
Operating Revenues	**27,899**	**28,021**	**-0.4%**	**26,981**	**3.4%**	**83,345**	**81,453**	**2.3%**
Managerial Financial Margin	17,408	17,295	0.7%	16,769	3.8%	51,702	51,569	0.3%
Financial Margin with Clients	16,152	15,953	1.2%	15,410	4.8%	47,366	46,719	1.4%
Financial Margin with the Market	1,257	1,342	-6.4%	1,359	-7.5%	4,337	4,850	-10.6%
Commissions and Fees	8,632	8,726	-1.1%	8,358	3.3%	25,887	24,240	6.8%
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,858	1,999	-7.0%	1,853	0.3%	5,756	5,644	2.0%
Cost of Credit	**(3,263)**	**(3,601)**	**-9.4%**	**(3,990)**	**-18.2%**	**(10,651)**	**(13,745)**	**-22.5%**
Provision for Loan Losses	(3,904)	(4,271)	-8.6%	(4,282)	-8.8%	(12,287)	(14,622)	-16.0%
Impairment	(89)	(1)	-	(262)	-66.2%	(277)	(812)	-65.9%
Discounts Granted	(285)	(273)	4.2%	(223)	27.8%	(842)	(770)	9.4%
Recovery of Loans Written Off as Losses	1,015	945	7.4%	777	30.7%	2,755	2,459	12.0%
Retained Claims	**(320)**	**(335)**	**-4.6%**	**(320)**	**-0.1%**	**(934)**	**(902)**	**3.6%**
Other Operating Expenses	**(14,286)**	**(13,934)**	**2.5%**	**(13,505)**	**5.8%**	**(41,602)**	**(39,417)**	**5.5%**
Non-interest Expenses	(12,646)	(12,261)	3.1%	(11,818)	7.0%	(36,583)	(34,370)	6.4%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,622)	(1,654)	-1.9%	(1,640)	-1.1%	(4,964)	(4,850)	2.4%
Insurance Selling Expenses	(18)	(19)	-5.1%	(47)	-60.9%	(55)	(197)	-72.3%
Income before Tax and Minority Interests	**10,031**	**10,151**	**-1.2%**	**9,167**	**9.4%**	**30,158**	**27,389**	**10.1%**
Income Tax and Social Contribution	**(3,422)**	**(3,496)**	**-2.1%**	**(2,969)**	**15.3%**	**(10,379)**	**(8,628)**	**20.3%**
Minority Interests in Subsidiaries	**(155)**	**(273)**	**-43.2%**	**56**	**-378.5%**	**(524)**	**(163)**	**221.5%**
Recurring Net Income	**6,454**	**6,382**	**1.1%**	**6,254**	**3.2%**	**19,255**	**18,599**	**3.5%**

Note: Includes the consolidation of Citibank as of 4Q17.

Itaú Unibanco Holding S.A.

page 44

Itaú

Income Statement | Managerial Financial Margin Perspective

In R$ millions	3Q18	2Q18	Δ	3Q17	Δ	9M18	9M17	Δ
Managerial Financial Margin	**17,408**	**17,295**	**0.7%**	**16,769**	**3.8%**	**51,702**	**51,569**	**0.3%**
Financial Margin with Clients	16,152	15,953	1.2%	15,410	4.8%	47,366	46,719	1.4%
Financial Margin with the Market	1,257	1,342	-6.4%	1,359	-7.5%	4,337	4,850	-10.6%
Cost of Credit	**(3,263)**	**(3,601)**	**-9.4%**	**(3,990)**	**-18.2%**	**(10,651)**	**(13,745)**	**-22.5%**
Provision for Loan Losses	(3,904)	(4,271)	-8.6%	(4,282)	-8.8%	(12,287)	(14,622)	-16.0%
Impairment	(89)	(1)	-	(262)	-66.2%	(277)	(812)	-65.9%
Discounts Granted	(285)	(273)	4.2%	(223)	27.8%	(842)	(770)	9.4%
Recovery of Loans Written Off as Losses	1,015	945	7.4%	777	30.7%	2,755	2,459	12.0%
Net Result from Financial Operations	**14,145**	**13,694**	**3.3%**	**12,780**	**10.7%**	**41,052**	**37,824**	**8.5%**
Other Operating Income(Expenses)	**(4,115)**	**(3,544)**	**16.1%**	**(3,613)**	**13.9%**	**(10,893)**	**(10,435)**	**4.4%**
Commissions and Fees	8,632	8,726	-1.1%	8,358	3.3%	25,887	24,240	6.8%
Result from Insurance, Pension Plan and Premium Bonds Operations	1,521	1,645	-7.6%	1,487	2.3%	4,767	4,545	4.9%
Non-interest Expenses	(12,646)	(12,261)	3.1%	(11,818)	7.0%	(36,583)	(34,370)	6.4%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,622)	(1,654)	-1.9%	(1,640)	-1.1%	(4,964)	(4,850)	2.4%
Income before Tax and Minority Interests	**10,031**	**10,151**	**-1.2%**	**9,167**	**9.4%**	**30,158**	**27,389**	**10.1%**
Income Tax and Social Contribution	**(3,422)**	**(3,496)**	**-2.1%**	**(2,969)**	**15.3%**	**(10,379)**	**(8,628)**	**20.3%**
Minority Interests in Subsidiaries	**(155)**	**(273)**	**-43.2%**	**56**	**-378.5%**	**(524)**	**(163)**	**221.5%**
Recurring Net Income	**6,454**	**6,382**	**1.1%**	**6,254**	**3.2%**	**19,255**	**18,599**	**3.5%**

Note: Includes the consolidation of Citibank as of 4Q17.

Itaú Unibanco Holding S.A.
page 45

Results – Brazil and Latin America 3Q18 Latin In R$billions Consolidated Brazil 1 America (ex-Brazil) 2 Operating Revenues 27.9 25.1 2.8 Managerial Financial Margin 17.4 15.4 2.1 Financial Margin with Clients 16.2 14.4 1.8 Financial Margin with the Market 1.3 1.0 0.3 Commissions and Fees 8.6 7.9 0.7 Result from Insurance 3 1.9 1.8 0.0 Cost of Credit (3.3) (2.9) (0.4) Provision for Loan Losses (3.9) (3.4) (0.5) Impairment (0.1) (0.1) - Discounts Granted (0.3) (0.3) (0.0) Recovery of Loans Written Off as Losses 1.0 0.9 0.1 Retained Claims (0.3) (0.3) (0.0) Other Operating Expenses (14.3) (12.5) (1.8) Non-interest Expenses (12.6) (10.9) (1.8) Tax Expenses and Other 4 (1.6) (1.6) (0.0) Income before Tax and Minority Interests 10.0 9.4 0.6 Income Tax and Social Contribution (3.4) (3.3) (0.2) Minority Interests in Subsidiaries (0.2) (0.0) (0.1) Recurring Net Income 6.5 6.1 0.4 2Q18 Latin Consolidated Brazil 1 America (ex-Brazil) 2 28.0 25.1 3.0 17.3 15.1 2.2 16.0 14.2 1.7 1.3 0.9 0.5 8.7 8.0 0.7 2.0 2.0 0.0 (3.6) (3.1) (0.5) (4.3) (3.7) (0.6) (0.0) (0.0) - (0.3) (0.3) (0.0) 0.9 0.9 0.1 (0.3) (0.3) (0.0) (13.9) (12.2) (1.7) (12.3) (10.5) (1.7) (1.7) (1.7) 0.0 10.2 9.5 0.7 (3.5) (3.3) (0.1) (0.3) (0.1) (0.2) 6.4 6.1 0.3 Latin Consolidated Brazil 1 America (ex-Brazil) 2 -0.4% 0.0% -3.7% 0.7% 1.6% -6.1% 1.2% 1.0% 3.4% -6.4% 12.1% -42.2% -1.1% -1.6% 4.2% -7.0% -6.8% -16.5% -9.4% -5.9% -29.4% -8.6% -7.1% -17.3% - - - 4.2% 4.8% -49.7% 7.4% 2.6% 52.2% -4.6% -4.9% 1.4% 2.5% 2.1% 5.7% 3.1% 3.0% 3.8% -2.0% -3.9% -929.2% -1.2% -0.7% -7.5% -2.1% -2.4% 3.8% -43.2% -7.1% -51.4% 1.1% 0.2% 18.4% (1) Includes units abroad ex-Latin America. (2) Latin America information is presented in nominal currency. (3) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (4) Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. page 46

Business Model

In R$ billions

	9M18					9M17					Δ				
	Consolidated	Credit	Trading	Insurance and Services	Excess Capital	Consolidated	Credit	Trading	Insurance and Services	Excess Capital	Consolidated	Credit	Trading	Insurance and Services	Excess Capital
Operating Revenues	83.3	42.9	1.4	37.7	1.3	81.5	42.1	1.4	35.9	2.1	1.9	0.9	(0.0)	1.9	(0.8)
Managerial Financial Margin	51.7	34.5	1.3	14.6	1.3	51.6	34.4	1.3	13.7	2.1	0.1	0.0	0.0	0.9	(0.8)
Commissions and Fees	25.9	8.5	0.0	17.4	-	24.2	7.6	0.0	16.6	-	1.6	0.8	(0.0)	0.8	-
Result from Insurance [1]	5.8	-	-	5.8	-	5.6	-	-	5.6	-	0.1	-	-	0.1	-
Cost of Credit	(10.7)	(10.7)	-	-	-	(13.7)	(13.7)	-	-	-	3.1	3.1	-	-	-
Retained Claims	(0.9)	-	-	(0.9)	-	(0.9)	-	-	(0.9)	-	(0.0)	-	-	(0.0)	-
Non-interest Expenses and Other Expenses [2]	(42.1)	(20.3)	(0.8)	(21.0)	(0.1)	(39.6)	(19.1)	(0.4)	(20.0)	(0.1)	(2.5)	(1.1)	(0.4)	(1.0)	0.0
Recurring Net Income	19.3	7.0	0.4	10.6	1.3	18.6	6.3	0.6	9.9	1.8	0.7	0.7	(0.2)	0.7	(0.5)
% of Recurring Net Income	100%	36%	2%	55%	7%	100%	34%	3%	53%	10%					
Average Regulatory Capital	121.8	62.1	1.6	37.0	21.2	118.2	59.6	2.3	27.7	28.6	3.7	2.5	(0.7)	9.3	(7.4)
Value Creation	7.2	0.8	0.3	7.0	(0.8)	6.2	0.0	0.4	7.1	(1.2)	1.0	0.8	(0.1)	(0.1)	0.4
Recurring ROE	21.7%	15.0%	35.0%	38.2%	7.9%	21.7%	14.1%	35.1%	47.7%	8.4%	-	100 bps	-10 bps	-950 bps	-50 bps

(1) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.
(2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries.
Note: Includes the consolidation of Citibank as of 4Q17.

Itaú Unibanco Holding S.A.

page 47

Credit Portfolio with Financial Guarantees Provided and Corporate Securities

Consolidated

In R$ billions, end of period	3Q18	2Q18	Δ	3Q17	Δ
Individuals	**200.0**	**195.0**	**2.5%**	**179.9**	**11.2%**
Credit Card Loans	68.7	66.1	3.9%	57.2	20.1%
Personal Loans	28.9	28.3	1.9%	26.0	11.3%
Payroll Loans [1]	46.0	45.4	1.2%	44.6	3.1%
Vehicle Loans	15.2	14.7	3.9%	13.9	9.7%
Mortgage Loans	41.2	40.5	1.8%	38.3	7.7%
Very Samll, Small and Middle Market Loans	**67.5**	**65.6**	**2.9%**	**59.1**	**14.3%**
Individual + Very Samll, Small and Middle Market Loans	**267.5**	**260.6**	**2.6%**	**238.9**	**11.9%**
Corporate Loans	**196.3**	**197.1**	**-0.4%**	**200.7**	**-2.2%**
Credit Operations	159.9	162.5	-1.6%	164.6	-2.8%
Corporate Securities	36.3	34.6	4.9%	36.1	0.6%
Total Brazil with Financial Guarantees Provided and Corporate	**463.7**	**457.8**	**1.3%**	**439.6**	**5.5%**
Latin America [3]	**172.7**	**165.5**	**4.3%**	**135.5**	**27.4%**
Total with Financial Guarantees Provided and Corporate Securities	**636.4**	**623.3**	**2.1%**	**575.2**	**10.6%**
Total with Financial Guarantees Provided and Corporate Securities (ex-foreign exchange rate variation) [5]	**636.4**	**628.7**	**1.2%**	**615.8**	**3.4%**

Latin America Breakdown

In R$ billions, end of period	3Q18	2Q18	Δ
Individuals	58.7	56.9	3.2%
Credit Card Loans	5.4	5.4	-0.5%
Personal Loans	24.7	24.0	3.0%
Mortgage Loans	28.6	27.5	4.0%
Companies	114.0	108.6	5.0%
Total with Financial Guarantees Provided	**172.7**	**165.5**	**4.3%**

In R$ billions, end of period	3Q18	2Q18	Δ
Argentina	9.8	9.3	5.5%
Chile	113.3	108.0	5.0%
Colombia	30.8	30.3	1.5%
Paraguay	8.2	7.7	6.9%
Panama	1.3	1.4	-5.1%
Uruguay	9.3	8.9	4.2%
Total with Financial Guarantees Provided	**172.7**	**165.5**	**4.3%**

(1) Includes operations originated by the institution and acquired operations; (2) Includes Rural Loans to Individuals. (3) Includes Argentina, Chile, Colombia, Panama, Paraguay and Uruguay. (4) Includes Debentures, CRI and Commercial Paper. (5) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and currencies of Latin America). Note: the Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client's size.
Note: Includes the consolidation of Citibank as of 4Q17.
Note: Excluding the effect of foreign exchange variation, the Corporate Loans portfolio would have decreased 1.3% in the quarter and 6.5% in the 12-month period and the Latin America portfolio would have increased 2.3% in the quarter and 5.2% in the 12-month period.

Itaú Unibanco Holding S.A.

page 48

Credit Portfolio by Product

In R$ billions, end of period	3Q18	2Q18	Δ	3Q17	Δ
Individuals - Brazil (1)	**199.1**	**194.1**	**2.6%**	**179.0**	**11.2%**
Credit Card	68.7	66.1	3.9%	57.2	20.1%
Personal Loans	27.9	27.3	2.1%	25.0	11.6%
Payroll Loans (2)	46.0	45.4	1.2%	44.6	3.1%
Vehicles	15.2	14.7	3.9%	13.9	9.7%
Mortgage Loans	41.2	40.5	1.8%	38.3	7.7%
Rural Loans	0.1	0.1	-13.9%	0.1	-25.5%
Companies - Brazil (1)	**171.2**	**169.8**	**0.8%**	**162.1**	**5.6%**
Working Capital (3)	87.6	86.1	1.7%	76.6	14.4%
BNDES/Onlending	18.0	19.3	-6.6%	26.6	-32.3%
Export / Import Financing	46.1	45.6	0.9%	39.4	16.8%
Vehicles	3.6	3.2	13.3%	2.3	57.8%
Mortgage Loans	6.7	7.1	-5.3%	8.9	-24.9%
Rural Loans	9.3	8.5	8.9%	8.3	11.6%
Latin America (4)	**160.2**	**154.6**	**3.6%**	**126.7**	**26.5%**
Total without Financial Guarantees Provided	**530.5**	**518.5**	**2.3%**	**467.8**	**13.4%**
Financial Guarantees Provided	69.6	70.1	-0.8%	71.3	-2.3%
Total with Financial Guarantees Provided	**600.1**	**588.6**	**1.9%**	**539.1**	**11.3%**
Corporate Securities (5)	36.3	34.6	4.9%	36.1	0.6%
Total Risk	**636.4**	**623.3**	**2.1%**	**575.2**	**10.6%**

(1) Includes units abroad ex-Latin America; (2) Includes operations originated by the institution and acquired operations; (3) Also includes Overdraft, Receivables, Hot Money, Leasing, and other; (4) Includes Argentina, Chile, Colombia, Panama, Paraguay and Uruguay; (5) Includes Debentures, CRI and Commercial Paper.
Note: Includes the consolidation of Citibank as of 4Q17.

Itaú Unibanco Holding S.A.

page 49

Credit Portfolio by Currency 1 R$billion Sep-18 233.4 366.7 600.1 Jun-18 223.5 365.1 588.6 Mar-18 197.9 368.4 566.4 Dec-17 192.4 371.7 564.1 Sep-17 180.7 358.4 539.1 Jun-17 184.9 367.4 552.3 Mar-17 176.5 373.9 550.3 Dec-16 183.3 378.7 562.0 Sep-16 193.8 374.0 567.7 Foreign Currency Local Currency (1) Total with financial guarantees provided. Note: Includes the consolidation of Citibank as of 4Q17. page 50

Credit1 Origination and Private Securities Issuance | Brazil Base 100 = 3Q17 and 9M17 Total Credit2 – Brazil Credit2 - Individuals 27% 38% -7% 19% -3% 31% 136 127 119 143 138 131 100 100 100 100 3Q17 2Q18 3Q18 9M17 9M18 3Q17 2Q18 3Q18 9M17 9M18 Credit2 – Very Small, Small and Credit2 – Corporate Private Securities Issuance3 Middle Market 22% 2% 20% 23% 69% -15% 11% 62% 74% 145 174 119 122 120 123 111 169 100 100 100 100 104 100 100 3Q17 2Q18 3Q18 9M17 9M18 3Q17 2Q18 3Q18 9M17 9M18 3Q17 2Q18 3Q18 9M17 9M18 Note: Do not consider origination of Credit Card, Overdraft, Debt Renegotiation and other revolving credits. (1) Average origination per working day in the period, except for private securities issuance. (2) Does not include private securities issuance. (3) Source: ANBIMA. Considers total volume of fixed income and hybrid private securities issuance arranged by Itaú Unibanco on the local market (includes distributed volumes). pg. 51

Credit Portfolio Growth in Brazil 1 (in R$Billions) Nominal GDP (Sep-14 to Sep-18): 19.5% Accumulated Inflation (IPCA) (Sep-14 to Sep-18): 28.0% Accumulated Interbank Rate: (Sep-14 to Sep-18): 54.3% Credit Card Loans Personal Loans Payroll Loans Vehicle Loans 26.5% -1.0% 26.1% -51.4% 23.2% 1.6% 0.7% -4.3% 69 54 55 56 57 30 46 46 45 46 28 27 28 25 36 31 22 16 14 15 Sep-14 Sep-15 Sep-16 Sep-17 Sep-18 Sep-14 Sep-15 Sep-16 Sep-17 Sep-18 Sep-14 Sep-15 Sep-16 Sep-17 Sep-18 Sep-14 Sep-15 Sep-16 Sep-17 Sep-18 Mortgage Loans Corporate Loans Very Small, Small and Total Brazil Middle Market Loans 49.6% -22.0% -6.1% -3.4% 10.4% -12.8% 11.3% 2.2% 136 155 69 68 65 383 409 362 370 37 38 41 122 106 106 58 57 341 33 28 Sep-14 Sep-15 Sep-16 Sep-17 Sep-18 Sep-14 Sep-15 Sep-16 Sep-17 Sep-18 Sep-14 Sep-15 Sep-16 Sep-17 Sep-18 Sep-14 Sep-15 Sep-16 Sep-17 Sep-18 (1) Loan Portfolio without financial guarantees provided. Note: Includes the consolidation of Citibank as of 4Q17. page 52

Credit Portfolio Breakdown [1]

Companies Credit Portfolio by Business Sector [2,3]

In R$ billions, end of period	3Q18	2Q18	Δ
Public Sector	**5.3**	**5.4**	**-3.5%**
Private Sector | Companies	**331.2**	**326.6**	**1.4%**
Real Estate	20.7	21.5	-4.0%
Food and beverage	18.8	18.3	2.6%
Agribusiness and fertilizers	17.5	17.2	1.4%
Energy and water treatment	15.4	16.1	-4.6%
Transportation	16.5	15.8	4.5%
Vehicles and auto parts	13.7	15.3	-10.4%
Infrastructure work	11.9	11.7	1.4%
Banks and other financial institutions	11.5	10.9	5.8%
Petrochemical and chemical	10.5	10.1	4.2%
Mining	10.7	9.7	9.8%
Steel and metallurgy	9.5	9.6	-0.6%
Telecommunications	9.4	9.5	-1.6%
Pharmaceutical and cosmetics	7.7	7.7	-0.1%
Sugar and Alcohol	6.8	6.7	0.8%
Oil and gas	7.7	6.6	17.2%
Capital Assets	6.5	6.5	0.9%
Electronic and IT	5.9	6.3	-6.1%
Construction Material	6.0	6.2	-4.0%
Clothing and footwear	5.2	5.2	0.0%
Services - Other	43.7	41.9	4.3%
Commerce - Other	19.8	18.6	6.4%
Industry - Other	9.7	9.1	5.5%
Other	46.3	46.0	0.7%
Total	**336.4**	**332.0**	**1.3%**

Credit Concentration [2]

Sep-18

R$ million

	Loan, lease and other credit operations		Loan, lease, other credit operations and securities of companies and financial institutions	
	Risk	% of Total	Risk	% of Total
Largest Debtor	5,266	0.9	7,981	1.2
10 largest debtors	30,406	5.1	44,160	6.4
20 largest debtors	46,822	7.8	68,834	10.0
50 largest debtors	73,867	12.3	108,457	15.8
100 largest debtors	100,330	16.7	144,146	21.0



38%
18%
11%
11%
9%
7%
3%
2%
Other
Industry and Extractivism
Real Estate and Construction
Consumer Goods
Vehicles and Transportation
Agriculture and Related
Banks and other financial institutions
Public Sector

(1) Includes the consolidation of Citibank as of 4Q17; (2) Includes financial guarantees provided. (3) Industry and Extractivism = Mining (+) Steel and Metallurgy (+) Capital Assets (+) Petrochemical and Chemical (+) Energy and sewage (+) Oil and gas. Consumer Goods = Food and beverage (+) Clothing and footwear (+) Pharmaceuticals and cosmetics (+) Electronic and IT. Vehicles and Transportation = Transportation (+) Vehicles and autoparts. Real Estate and Construction = Real estate agents (+) Construction material (+) Infrastructure work. Agriculture and Related = Agribusiness and fertilizers (+) Sugar and alcohol. Other = Services – Other (+) Commerce – Other (+) Industry – Other (+) Other (+) Telecommunications.

Itaú Unibanco Holding S.A.

page 53

Credit Portfolio by Vintage1,2 Profile of credit portfolio by origination period: ▪ Older vintages with higher spreads are losing relevance compared to the most recent ones. ▪ 56.6% of total origination was created in the past 12 months. 468 519 531 42.6% 38.9% 38.8% 4.8% 5.2% 4.5% 6.0% 6.4% 6.1% 7.9% 7.6% 7.0% 9.9% 11.1% 10.5% 29.0% 32.1% 31.5% 3Q17 2Q18 3Q18 Actual Quarter (q) q-1 q-2 q-3 q-4 q=<-5 (1) Includes the consolidation of Citibank as of 4Q17; (2) Does not include financial guarantees provided. R$billion page 54

Evolution of the Credit Portfolio Mix Corporate and Individuals1 | Brazil Individuals 21.8% 24.4% 24.3% 25.5% 24.4% 25.0% 23.3% 23.4% 23.1% 15.6% 17.0% 18.5% 19.9% 20.8% 21.4% 20.9% 20.9% 20.7% 15.6% 12.7% 10.7% 9.2% 8.4% 7.9% 7.4% 7.6% 7.7% 15.1% 15.8% 15.2% 15.5% 14.1% 14.2% 13.3% 14.1% 14.0% 32.0% 30.1% 31.3% 29.9% 32.3% 31.5% 35.1% 34.1% 34.5% Dec-14 Jun-15 Dec-15 Jun-16 Dec-16 Jun-17 Dec-17 Jun-18 Sep-18 Credit Card Personal Loans Vehicles Mortgage Loans Payroll Loans Companies 68.0% 68.6% 69.7% 67.6% 67.3% 66.7% 64.3% 62.9% 62.1% 32.0% 31.4% 30.3% 32.4% 32.7% 33.3% 35.7% 37.1% 37.9% Dec-14 Jun-15 Dec-15 Jun-16 Dec-16 Jun-17 Dec-17 Jun-18 Sep-18 Very Small, Small and Middle Market Corporate (1) Excluding financial guarantees provided. Note: Includes the consolidation of Citibank as of 4Q17. page 55

Net Interest Margin and Financial Margin with Clients

Annualized Average


Consolidated
10.8%
10.3%
10.3%
10.1%
9.9%
9.9%
9.9%
9.8%
6.6%
6.7%
7.3%
7.4%
7.1%
7.4%
7.6%
7.7%
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
Brazil
13.8%
12.7%
12.6%
12.3%
12.0%
12.0%
12.2%
12.1%
13.3%
12.6%
10.9%
9.2%
8.9%
9.0%
9.5%
9.6%
8.2%
8.2%
8.9%
9.2%
7.5%
6.7%
6.4%
6.4%
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
Annualized average rate of financial margin with clients
Annualized average risk-adjusted financial margin with clients
CDI (annualized quarterly rate)

Financial Margin with Clients Breakdown

(Quarter)

R$ million


15,953
187
(144)
122
(44)
17
59
16,152
BRAZIL
2Q18
Mix of products[1]
Average Asset Portfolio, Asset Spreads and Liabilities Margin[2,3]
Number of calendar days
Structured operations from the wholesale segment
Working Capital and other
Latin America Financial Margin with Clients
3Q18

Note: For comparison purposes, Itaú Unibanco Holding managerial figures include adjustments for non-recurring effects, tax effect of hedge of investments abroad and sovereign bonds.
(1) Change in the composition of assets with credit risk between periods; (2)Considers credit and private securities portfolio net of more than 60 days overdue balance and balances do not include the effects of foreign exchange rate variations. Spreads variation of assets with credit risk between periods.

Itaú Unibanco Holding S.A.

page 56

Loan Portfolio Mix Change 1 (%) Consolidated Sep-18 18.9 12.2 2.9 12.9 5.3 9.0 8.7 30.2 Sep-18 27.0 17.4 4.1 18.5 7.5 13.0 12.4 Brazil 2 Sep-17 28.5 16.4 4.1 16.8 7.3 13.8 13.1 Sep-16 30.9 15.9 4.4 15.4 7.6 13.3 12.6 Sep-15 35.4 16.4 5.3 13.5 7.3 10.9 11.2 Sep-14 33.5 17.5 8.2 14.2 7.3 9.8 9.5 Corporate Very Small, Small and Middle Market Vehicles Credit Card Personal Loans Latin America 3 Mortgage Loans Payroll Loans (individual and companies) (1) Does not include financial guarantees provided; (2) Includes units abroad ex-Latin America; (3) Excludes Brazil. Note: Includes the consolidation of Citibank as of 4Q17. page 57

Financial Margin with the Market R$billion 1.7 1.6 1.7 1.8 1.8 1.7 1.6 1.5 1.4 1.4 1.5 1.7 2.0 1.9 1.6 1.7 1.4 1.4 0.1 1.3 1.3 1.5 1.8 1.7 1.2 1.3 1.2 1.3 0.9 1.0 1.1 0.3 0.3 0.3 0.2 0.3 0.5 0.3 0.2 0.2 0.2 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 Sale of B3 Shares Financial Margin with the Market - Brazil1 Financial Margin with the Market - Latin America 2, 3 1-year moving average of Financial Margin with the Market (1) Includes units abroad ex-Latin America; (2) Excludes Brazil; (3) The Latin America pro forma Financial Margin with the Market from 2015 and 1Q16 does not consider CorpBanca´s information, which is classified in financial margin with clients. Note: Includes the consolidation of Citibank as of 4Q17. page 58

Provision for Loan Losses and Cost of Credit

Provision for Loan Losses by Segment


R$ million
4.3% 4.3% 4.4% 4.6% 5.8% 5.0% 5.0% 4.7% 4.5% 4.1% 3.6% 3.7% 3.3% 3.4% 3.0%¹
5,714 5,768 5,997 6,366 7,824 6,337 6,169 5,823 5,392 4,948 4,282 4,483 4,111 4,271 3,904
358 392 399 383 772 396 412 757 432 598 514 701 554 621 514
1,892 1,629 1,295 1,362 2,728 1,546 1,825 1,070 1,410 619 532 248 393 168 -298
3,464 3,747 4,302 4,621 4,323 4,395 3,932 3,996 3,550 3,732 3,236 3,534 3,165 3,482 3,688
1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18
Retail Banking - Brazil
Wholesale Banking - Brazil
Latin America ex-Brazil
Provision for Loan Losses / Loan Portfolio (*) - Annualized

(*) Average balance of the loan portfolio, considering the last two quarters. (1) Excluding the provision reversal of a specific client from the wholesale banking segment the ratio would be 3.4%.

Cost of Credit

(Provision for Loan Losses + Recovery of Loans Written Off as Losses + Impairment + Discounts Granted)


R$ million
3.0% 2.9% 3.1% 3.0% 4.4% 4.1% 3.7% 4.2% 3.6% 3.0% 2.7% 2.9% 2.5% 2.4% 2.1%¹
4,800 4,795 5,075 5,135 7,211 6,335 5,582 6,352 5,281 4,474 3,990 4,257 3,788 3,601 3,263
1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18
Cost of Credit
Cost of Credit / Total Risk (*) - Annualized

(*) Average balance of the loan portfolio with financial guarantees provided and corporate securities, considering the last two quarters. (1) Excluding the provision reversal of a specific client from the wholesale banking segment the ratio would be 2.4%.

Note: Includes the consolidation of Citibank as of 4Q17.

Itaú Unibanco Holding S.A.

page 59

Allowance for Loan Losses by Risk– Consolidated

Allocation of Total Allowance(*) by Type of Risk - Consolidated



36.6
36.1
35.5
Potential[3]
17.0
16.1
14.9
Aggravated
9.7
10.0
10.4
Overdue
10.0
10.0
10.2
Sep-17
Jun-18
Sep-18

Expected and/or Potential Loss
Related to expected loss in Retail segment and potential loss in Wholesale segment

Renegotiation and overdue loans
Related to aggravated risk rating of overdue and renegotiated operations

Overdue operations according to the Brazilian Central Bank
Related to minimum provision required for overdue operations according to CMN Resolution 2,682/1999



Retail - Brazil[1]
6.1
Wholesale - Brazil[1]
6.5
Latin America[2]
2.4
Renegotiations (non-overdue/aggravated)
Retail - Brazil[1]
1.0
3.9
4.9
Wholesale - Brazil[1]
0.4
3.9
4.2
Latin America[2]
0.4
0.9
1.3
Fully Provisioned
Retail - Brazil[1]
2.6
5.2
7.8
Wholesale - Brazil[1]
0.4
0.6
1.0
Latin America[2]
0.5
0.8
1.3

R$ billion

Regulatory Breakdown



35.5
Complementary Allowance
7.1
Allowance for Financial Guarantees Provided
1.3
Generic Allowance
12.9
Specific Allowance
14.2
Sep-18

[1] Includes units abroad ex-Latin America. [2] Excludes Brazil. [3] Allowance for potential losses includes the provision for financial guarantees provided.
(*) Total allowance includes allowance for financial guarantees provided, which is recorded in liabilities as from March 2017, in accordance with CMN Resolution No. 4,512/16.
Note: Includes the consolidation of Citibank as of 4Q17.

Itaú Unibanco Holding S.A.
page 60

Non Performing Loans Ratios 90-day NPL Ratio| Consolidated (%) 15 to 90-day NPL Ratio | Consolidated -% 4.5 4.8 3.9 3.8 3.6 3.6 3.8 3.7 3.7 3.4 3.5 3.6 3.9 3.2 3.2 3.1 3.1 3.0 3.0 3.0 2.8 2.9 0.9 1.1 1.2 1.1 1.2 1.2 1.4 1.5 1.6 1.5 1.3 Sep-14 Jun-15 Sep-15 Jun-16 Sep-16 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Total Brazil1 Latin America2 90-day NPL Ratio | Brazil 1 (%) 6.0 6.3 5.4 5.2 4.9 5.9 5.7 5.2 5.1 4.9 4.6 4.5 4.5 5.1 4.9 4.4 4.5 4.3 4.0 4.2 2.8 3.7 3.4 1.8 1.8 1.6 1.5 1.2 1.5 0.8 1.0 1.0 1.0 Sep-14 Jun-15 Sep-15 Jun-16 Sep-16 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Individuals Corporate Very Small, Small and Middle Market Companies 3.1 3.2 3.6 3.2 3.0 3.1 3.1 2.7 2.9 2.9 2.8 3.2 2.6 3.0 3.0 2.9 2.8 2.8 2.7 2.7 2.7 2.6 1.4 1.8 1.5 2.1 2.1 2.7 2.7 2.7 2.6 2.5 2.4 Sep-14 Jun-15 Sep-15 Jun-16 Sep-16 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Total Brazil1 Latin America2 15 to 90-day NPL Ratio | Brazil 1 -% 4.2 4.3 4.2 4.3 4.2 3.7 3.5 3.5 3.5 4.2 3.3 3.2 3.6 3.8 3.4 2.3 3.0 2.5 2.4 2.3 3.0 1.4 1.9 1.5 2.8 1.8 1.0 1.0 1.8 0.8 1.7 0.5 1.0 Sep-14 Jun-15 Sep-15 Jun-16 Sep-16 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Individuals Corporate Very Small, Small and Middle Market Companies Note: Total and Latin America 15 to 90-day NPL Ratios prior to June 2016 do not include CorpBanca. Includes the consolidation of Citibank as of 4Q17. (1) Includes units abroad ex-Latin America. (2) Excludes Brazil. page 61

NPL Ratio Evolution – Individuals (Brazil) NPL Ratio (Over 90 days) -% Mix jun-12 5.0 5.1 4.6 4.5 Sep-17 Mar-18 Sep-18 Note: Includes the consolidation of Citibank as of 4Q17. page 62

NPL Creation 6.8 R$billion 5.3 4.9 5.0* 5.0 4.4 4.4 4.4 3.8 4.1 3.8 3.8 3.6 3.5 2.3 3.5 3.3 3.5 3.2 0.8 1.0 1.1* 1.0 0.4 0.5 0.5 0.5 0.8 0.7 0.4 0.5 0.2 0.2 0.5 0.4 -0.3 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 Total Retail Banking - Brazil Wholesale Banking - Brazil Latin America ex-Brazil * Excluding the exposure of a corporate cliente, the Total NPL Creation would have been R$4.5 billion and the Wholesale Banking in Brazil NPL Creation would have been R$0.6 billion. Note: Includes the consolidation of Citibank as of 4Q17. page 63

Provision for Loan Losses and NPL Creation by Segment Retail Banking - Brazil 100% 3.2 3.5 3.5 2Q18 Wholesale Banking - Brazil 1.1 -66% 0.2 -0.3 2Q18 Latin America ex–Brazil 114% 0.7 0.6 0.5 2Q18 Total 113% 5.0 4.3 3.8 2Q18 Provision for Loan Losses NPL Creation Provision for Loan Losses / NPL Creation Note: Includes the consolidation of Citibank as of 4Q17. R$billion 104% 3.7 3.5 3Q18 R$billion -29% 1.0 -0.3 3Q18 R$billion 130% 0.5 0.4 3Q18 R$billion 79% 3.9 5.0 3Q18 page 64

Coverage Ratio Total 90-day Coverage Ratio 715% 932% 908% 562% 553% 618% * 345% 228% 231% 231% 245% 247% 249% 241% 221% 231% 243% 241% 219% 204% 202% 952% 253% 220% 639% 235% 235% 159% 162% 165% 166% 164% 166% 169% Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Total - Brazil Retail - Brazil Latin America ex-Brazil (*) Excluding the exposure of a corporate client, the Total coverage ratio would have been 244% and the Wholesale Banking in Brazil coverage ratio would have been 845%. 169% 168% Jun-18 Sep-18 Wholesale - Brazil Balance of Allowance for Loan Losses R$million 39,103 37,431 37,640 37,417 36,630 37,309 36,661 36,118 35,496 Complementary Allowance - expected loss 10,440 8,971 8,810 8,161 7,958 10,440 8,745 7,586 7,065 model 1,870 1,884 1,927 1,950 1,863 1,810 1,269 Provision for Financial Guarantees Provided 25,721 24,093 23,798 23,530 22,566 23,260 22,555 22,112 22,559 Allowance for Loan Losses Specific + Generic - Brazil ¹ 2,942 2,899 3,000 3,194 3,392 3,940 4,285 4,611 4,604 Allowance for Loan Losses - Latin America ² Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 (1) Includes foreign units, excluding Latin America. (2) Excluding Brazil. Note: Includes the consolidation of Citibank as of 4Q17. page 65

Coverage Ratio (90-day NPL) Índice de Cobertura e Índice de Cobertura Expandida Índice de Cobertura 932% 952% 639% 222% 204% 243%246%245% 2 248% 231% 236% 235% 241% 235% 164% 220% 169% 168% 104%104%104%101%100%100% 96% 95% 92% set/16 dez/16 mar/17 jun/17 set/17 dez/17 mar/18 jun/18 set/18 Total Total (Expandida¹) 1 Índice de Cobertura Expandida é obtido por meio da divisão do saldo da provisão total* pela soma dos saldos das operações vencidas há mais de 90 dias e operações renegociadas excluindo a dupla contagem das operações renegociadas vencidas há mais de 90 dias. 2 Excluindo a exposição a um cliente do segmento de Grandes empresas, o índice de cobertura Total teria sido de 244%. (*) O saldo da provisão total para cálculo do índice de cobertura e índice de cobertura expandida considera a provisão para garantias financeiras prestadas que a partir de março de 2017 está registrada em conta do passivo conforme Resolução nº 4.512/16 do CMN. set/17 jun/18 set/18 América Latina ex-Brasil Varejo - Brasil Atacado - Brasil page 66

Loan Portfolio Evolution by Risk Level Brazil 1 Consolidated Total Allowance for Loan Losses (R$million) 32,369 31,026 30,475 36,630 36,118 35,496 Loan Portfolio by Risk Level 43.1% 44.2% 44.5% 42.2% 43.6% 44.0% 36.4% 36.6% 36.7% 34.3% 33.5% 33.6% 5.3% 5.0% 4.9% 9.8% 9.5% 9.1% 4.1% 4.2% 4.0% 4.3% 4.8% 4.8% 11.2% 9.9% 9.9% 9.4% 8.5% 8.4% Sep-17 Jun-18 Sep-18 Sep-17 Jun-18 Sep-18 AA A B C D-H (1) Includes units abroad ex-Latin America. Note: Includes the consolidation of Citibank as of 4Q17. Note 2: Loan portfolio without financial guarantees provided. Total allowance includes the provision for financial guarantees provided, which is recorded in liabilities as from March 2017, in accordance with CMN Resolution No. 4,512/16. page 67

Renegotiated Loan Operations


Total Renegotiated Portfolio | Breakdown by Days Overdue
Brazil [1]
R$ billion
23.8 22.9 23.1 24.6 24.5 24.4 25.5 25.2 25.7
25.3 24.3 24.7 26.4 26.4 26.4 27.6 27.5 27.9
1.5 1.5 1.6 1.8 1.9 2.0 2.0 2.3 2.2
1.9 1.9 1.8 2.0 1.9 1.9 1.9 1.8 1.8
7.2 7.6 7.3 8.2 7.8 7.7 8.4 8.5 8.7
6.4 5.6 5.6 6.2 5.9 5.9 5.9 5.2 5.1
2.1 1.4 1.3 1.4 1.3 1.3 1.2 1.2 1.3
6.2 6.4 7.0 6.9 7.6 7.7 8.2 8.5 8.8
Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18
Days overdue: measured at the moment of renegotiation
Latin America [2]
When Written-off as a Loss
When over 90 days overdue
When 31-90 days overdue
When up to 30 days overdue
When non-overdue


Allowance for Loan Losses for Renegotiated Loans Portfolio
R$ billion
44.2% 40.8% 40.1% 41.2% 40.2% 40.9% 40.3% 39.9% 40.8%
25.3 24.3 24.7 26.4 26.4 26.4 27.6 27.5 27.9
11.2 9.9 9.9 10.9 10.6 10.8 11.1 11.0 11.4
Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18
Allowance for Loan Losses for Renegotiated Loans Portfolio
Renegotiated Loans Portfolio
Allowance for Loan Losses for Renegotiated Loans Portfolio/ Renegotiated Loans Portfolio


90-day NPL of Renegotiated Loans Portfolio
R$ billion
26.4% 20.8% 19.7% 17.6% 17.2% 16.5% 17.9% 15.0% 15.7%
6.7 5.1 4.9 4.6 4.6 4.4 4.9 4.1 4.4
Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18
Total Renegotiated Loans Portfolio 90-day NPL
Total of Renegotiated Loans Portfolio 90-day NPL Ratio

(1) Includes units abroad ex-Latin America; (2) Excludes Brazil.
Note: Includes the consolidation of Citibank as of 4Q17.

Itaú Unibanco Holding S.A.
page 68

Credit Quality | Individuals Credit Cards Portfolio Loan-to-Value in Sep-18 Vehicles and Mortgage | Vintages 8.7% 20.8% 55.2% 54.8% 56.9% 57.3% 57.2% 57.9% 8.5% 9.4% 82.8% 69.8% Itaú Unibanco Brazilian Financial System Sep-17 Jun-18 Sep-18 excluding Itaú Unibanco Transactor² Installment with Interest Revolving Credit + Overdue Loans ¹ Vehicles Mortgage Loans Composition of the Payroll Loans Portfolio Change in the Mix of the Individuals Portfolio in Brazil 3 in Sep-18 13.2% 11% 14.5% Payroll Loans 12% Mortgage Loans 27.5% Vehicles Personal Loans 17.2% 77% Credit Card 27.7% Private Sector Public Sector INSS Sep-13 (1) Includes nonperforming loans 90 days and overdue loans 1-90 days. (2) Includes installment without interest; (3) Includes the consolidation of Citibank as of 4Q17. 23.1% 20.7% 7.7% 14.0% 34.5% Sep-18 page 69

Banking Fee Revenues and Result from Insurance, Pension Plans and Premium Bonds

In R$ millions	3Q18	2Q18	Δ	9M18	9M17	Δ
Credit Cards	3,168	3,050	3.9%	9,357	9,069	3.2%
Current Account Services	1,829	1,819	0.5%	5,466	5,028	8.7%
Asset Management[1]	1,068	1,106	-3.4%	3,188	2,617	21.8%
Credit Operations and Guarantees Provided	817	847	-3.5%	2,509	2,492	0.7%
Collection Services	472	483	-2.3%	1,413	1,269	11.4%
Advisory Services and Brokerage	279	418	-33.3%	1,018	998	2.0%
Other	249	285	-12.6%	797	886	-10.0%
Latin America (ex-Brazil)	750	719	4.2%	2,140	1,881	13.8%
Commissions and Fees	8,632	8,726	-1.1%	25,887	24,240	6.8%
Result from Insurance Operations[2]	1,521	1,645	-7.6%	4,767	4,545	4.9%
Total	10,153	10,371	-2.1%	30,654	28,785	6.5%

Operational Coverage Ratio



R$ million
75.8%
80.3%
85.8%
82.2%
83.3%
82.7%
86.8%
84.6%
80.3%
9,380
9,576
9,441
9,498
9,845
10,486
10,130
10,371
10,153
34.2%
33.7%
35.2%
35.3%
37.0%
38.2%
37.3%
37.5%
36.8%
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
Commissions and Fees and Result from Insurance Operations[2]
Commissions and Fees and Result from Insurance Operations[2] / Operating Revenues[3]
Commissions and Fees and Result from Insurance Operations[2] / Non-interest Expenses

(1) Includes fund management fees and consortia management fees. (2) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations net of Retained Claims and Selling Expenses. (3) Operating Revenues including the Result from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses.
Note: Includes the consolidation of Citibank as of 4Q17.

Itaú Unibanco Holding S.A.

page 70

Merchant Acquiring - REDE Credit Card Transaction Volume R$million 68,259 69,425 70,376 62,370 60,938 61,937 63,558 63,345 65,915 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 Numbers Sep-18 % growth 3Q18 x 3Q17 POS number 1.1 million -8.2% Purchase volume R$109.3 billion 14.0% Debit Card Transaction Volume R$million 37,548 38,711 38,873 35,595 35,818 32,851 32,867 32,014 32,234 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 Service Revenues from Acquiring R$million 1,501 1,535 1,444 1,433 1,401 1,399 1,283 1,227 1,180 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 page 71

Insurance Operations | Pro Forma Income Statement

In R$ millions	3Q18 Total	3Q18 Recurring Activities	3Q18 Other Activities	Recurring Activities 2Q18	Δ	Recurring Activities 3Q17	Δ
Earned Premiums	1,025	946	79	917	3.2%	874	8.3%
Revenues from Pension Plan and Premium Bonds	174	174	-	308	-43.4%	242	-27.8%
Retained Claims	(320)	(246)	(74)	(241)	1.9%	(235)	4.7%
Selling Expenses	(18)	(2)	(17)	(1)	28.0%	(4)	-56.3%
Result from Insurance, Pension Plan and Premium Bonds	**862**	**873**	**(11)**	**982**	**-11.1%**	**877**	**-0.4%**
Managerial Financial Margin	31	(10)	42	68	-	101	-
Commissions and Fees	567	564	3	524	7.5%	509	10.7%
Earnings of Affiliates	126	126	-	104	21.1%	75	68.5%
Non-interest Expenses	(545)	(518)	(27)	(487)	6.5%	(439)	18.1%
Tax Expenses for ISS, PIS and Cofins and other taxes	(83)	(81)	(2)	(85)	-4.6%	(72)	13.5%
Income before Tax and Minority Interests	**957**	**952**	**5**	**1,106**	**-13.9%**	**1,051**	**-9.4%**
Income Tax/Social Contribution and Minority Interests	(366)	(365)	(1)	(472)	-22.7%	(431)	-15.4%
Recurring Net Income	**591**	**587**	**3**	**634**	**-7.4%**	**620**	**-5.2%**

Net Income and Insurance Ratio[1]



R$ millions
12.2% 11.1% 12.6% 9.7% 10.3% 11.7% 10.6% 10.0% 9.2%
683 643 777 600 641 735 682 638 591
69 73 73 63 62 49 39 38 32
218 205 217 161 209 341 195 251 154
381 358 460 402 348 374 398 344 401
15 7 27 (27) 21 (29) 50 4 3
3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18
Other Activities
Insurance - Recurring Activities
Pension Plan
Premiums Bonds
Insurance Ratio[1]

Note: Our recurring activities consist of mass-market products related to Life, Property, Credit Life, Pension and Premium Bonds. Other insurance activities correspond to Extended Warranty, Health Insurance, our stake in IRB, and other. (1)Insurance Ratio = Recurring net income from Insurance, Pension Plan and Premium Bonds operations / Itaú Unibanco's recurring net income.

Itaú Unibanco Holding S.A.

page 72

Insurance Operations | Insurance Core Activities Net Income and Underwriting Margin R$million Combined Ratio 1 74.2% 78.0% 78.5% 74.9% 75.8% 49.8% 48.1% 47.2% 52.3% 51.6% 648 717 701 687 717 54.9% 52.0% 53.3% 57.5% 56.7% 0.4% 0.3% 0.2% 0.1% 0.1% 348 374 398 344 401 29.1% 30.0% 31.9% 32.4% 32.5% 25.5% 21.7% 21.3% 25.0% 24.1% 3Q17 4Q17 1Q18 2Q18 3Q18 3Q17 4Q17 1Q18 2Q18 3Q18 Selling Expenses/Earned Premiums Net Income Underwriting Margin Underwriting Margin / Earned Premiums Administrative Expenses and Other/Earned Premiums Insurance Claims/Earned Premiums Extended Combined Ratio Earned Premiums Breakdown R$million Retained Claims Breakdown R$million 874 919 893 917 946 222 199 190 229 228 5.6% 6.8% 7.4% 8.2% 5.1% 5.5% 4.0% 5.1% 4.2% 10.8% 3.3% 10.5% 10.5% 10.2% 10.0% 5.0% 7.3% 6.1% 9.8% 2.3% 5.7% 2.2% 1.9% 1.8% 1.8% 1.7% 1.7% 13.0% 3.9% 3.3% 3.7% 14.0% 15.8% 16.2% 15.7% 16.1% 17.1% 8.9% 12.0% 11.5% 14.9% 6.5% 11.3% 13.6% 14.6% 12.0% 13.8% 14.2% 15.0% 15.7% 53.0% 52.6% 53.3% 51.9% 51.3% 65.3% 63.4% 57.4% 56.0% 58.7% 3Q17 4Q17 1Q18 2Q18 3Q18 3Q17 4Q17 1Q18 2Q18 3Q18 Life and Personal Accidents Protected Card Credit Life Property risk Mortgage Other Life and Personal AccidentsProtected Card Credit Life Property risk Mortgage Other (1) The combined ratio is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes divided by earned premiums. The extended combined ratio is the sum of these same expenses divided by the sum of earned premiums, managerial financial margin and commissions and fees. page 73

Pension Plan Segment Focus on Client Experience 7 Reasons to Invest 1 Plan your retirement 2 Pay your future health expenses 3 Invest in your kids’ education 4 Plan your taxes expenses 5 Improve your investment return Recurring Net Income R$million 341 251 218 205 217 209 195 161 154 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 Technical Provisions R$billion 6 Flexibility to change pension plan 7 Succession planning Concept 1,3,6,9: How much do the client have to save to enjoy a peaceful retirement? 170.7 177.3 157.4 163.0 142.7 149.4 182.4 185.2 190.0 Years of salary accumulated Age 1 35 3 45 6 55 9 65 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 page 74

Non-interest Expenses

In R$ billions	3Q18	2Q18	Δ	9M18	9M17	Δ
Personnel Expenses	(5.3)	(5.1)	4.6%	(15.3)	(14.8)	3.7%
Administrative Expenses	(4.0)	(4.0)	0.8%	(11.6)	(11.7)	-0.7%
Personnel Expenses and Administrative Expenses	**(9.3)**	**(9.0)**	**3.0%**	**(27.0)**	**(26.5)**	**1.8%**
Operating Expenses	(1.2)	(1.2)	5.4%	(3.5)	(3.7)	-5.3%
Other Tax Expenses (1)	(0.1)	(0.1)	3.0%	(0.2)	(0.3)	-7.5%
Total Brazil ex-Citi	**(10.6)**	**(10.3)**	**3.2%**	**(30.7)**	**(30.5)**	**0.9%**
Latin America (ex-Brazil) (2)	(1.7)	(1.6)	7.2%	(4.8)	(3.9)	22.9%
Citibank	(0.3)	(0.4)	-17.8%	(1.1)	-	0.0%
Total	**(12.6)**	**(12.3)**	**3.1%**	**(36.6)**	**(34.4)**	**6.4%**

(1) Includes IPTU, IPVA, IOF and other. Does not include PIS, Cofins and ISS; (2) Does not consider overhead allocation;

Branches and Client Service Branches [3,4]


5,119
5,103
5,005
4,955
4,919
4,981
4,976
4,904
4,917
130
135
144
154
156
160
160
160
173
3,664
3,653
3,553
3,523
3,523
3,591
3,587
3,531
3,531
780
766
757
736
718
703
704
697
700
545
549
551
542
522
527
525
516
513
set/16
dez/16
mar/17
jun/17
set/17
dez/17
mar/18
jun/18
set/18
Branches + CSB (Latin America ex-Brazil)
CSB - Brazil
Brick and Mortar Branches - Brazil
Digital Branches - Brazil

Number of Employees [5]


Amout
95,984
94,779
94,955
95,065
96,326
99,332
99,618
99,914
100,756
13,552
13,260
13,116
13,204
13,282
13,223
13,205
13,193
13,101
695
648
620
609
643
572
570
577
585
81,737
80,871
81,219
81,252
82,401
85,537
85,843
86,144
87,070
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Brazil
Abroad (ex-Latin America)
Latin America

(3) Includes IBBA representative offices abroad; (4) Includes Banco Itaú BBA, Banco Itaú Argentina and companies in Chile, Colombia, Uruguay, Panama and Paraguay; (5) For companies under our control, 100% of the total number of employees is considered. No employees are considered for companies not controlled by us.
Note: Includes the consolidation of Citibank as of 4Q17.

Itaú Unibanco Holding S.A.
page 75

Efficiency Ratio and Risk-Adjusted Efficiency Ratio 69.6 68.6 64.5 63.4 63.3 65.7 60.8 61.0 61.3 48.0 44.8 43.6 45.7 47.3 49.2 45.9 47.1 48.8 69.3 70.1 68.2 66.6 65.0 64.2 63.3 62.7 62.2 45.6 45.3 45.3 45.5 45.3 46.4 47.0 47.4 47.7 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 Trailing 12-month Efficiency Ratio (%) Trailing 12-month Risk-Adjusted Efficiency Ratio (%) Quarterly Efficiency Ratio (%) Quarterly Risk-Adjusted Efficiency Ratio (%) Risk-Adjusted = Efficiency Ratio Non-Interest Expenses (Personnel Expenses + Administrative Expenses + Operating Expenses + Other Expenses) + Cost of Credit (Managerial Financial Margin + Commissions and Fees + Result of Insurance, Pension Plan and Premium Bonds + Tax Expenses for ISS, PIS, Cofins and Other Taxes) Note: Includes the consolidation of Citibank as of 4Q17. page 76

Balance Sheet – Assets and Liabilities [1]

R$ million

Assets	3Q18	2Q18	Δ	3Q17	Δ
Current and Long-term Assets	**1,578,127**	**1,514,685**	**4.2%**	**1,439,523**	**9.6%**
Cash and Cash Equivalents	29,467	25,402	16.0%	19,089	54.4%
Short-term Interbank Investments	320,965	277,465	15.7%	287,701	11.6%
Securities and Derivative Financial Instruments	428,260	449,462	-4.7%	412,806	3.7%
Interbank and Interbranch Accounts	125,987	119,863	5.1%	126,804	-0.6%
Loan, Lease and Other Loan Operations	530,520	518,510	2.3%	467,831	13.4%
(Allowance for Loan Losses)	(34,227)	(34,308)	-0.2%	(34,702)	-1.4%
Other Assets	177,155	158,292	11.9%	159,993	10.7%
Permanent Assets	**35,034**	**27,999**	**25.1%**	**26,477**	**32.3%**
Total Assets	**1,613,162**	**1,542,684**	**4.6%**	**1,466,000**	**10.0%**

Liabilities	3Q18	2Q18	Δ	3Q17	Δ
Current and Long-Term Liabilities	**1,471,863**	**1,405,008**	**4.8%**	**1,328,779**	**10.8%**
Deposits	454,552	426,595	6.6%	359,904	26.3%
Deposits Received under Securities Repurchase Agreements	314,575	315,554	-0.3%	336,951	-6.6%
Fund from Acceptances and Issue of Securities	118,684	115,008	3.2%	106,638	11.3%
Interbank and Interbranch Accounts	49,129	42,871	14.6%	37,638	30.5%
Borrowings and Onlendings	67,258	61,872	8.7%	66,318	1.4%
Derivative Financial Instruments	31,827	31,655	0.5%	21,562	47.6%
Technical Provisions for Insurance, Pension Plans and Premium Bonds	196,748	191,765	2.6%	177,522	10.8%
Other Liabilities	239,090	219,688	8.8%	222,244	7.6%
Deferred Income	**2,603**	**2,678**	**-2.8%**	**2,082**	**25.0%**
Minority Interest in Subsidiaries	**13,661**	**13,240**	**3.2%**	**11,508**	**18.7%**
Stockholders' Equity	**125,035**	**121,758**	**2.7%**	**123,631**	**1.1%**
Total Liabilities and Equity	**1,613,162**	**1,542,684**	**4.6%**	**1,466,000**	**10.0%**

(1) Includes the consolidation of Citibank as of 4Q17.

Itaú Unibanco Holding S.A.

page 77

Total Assets 1 | Evolution and Breakdown 1,503.5 1,613.2 1,427.1 496.3 30.8% 476.4 29.5% 428.3 26.5% 177.2 11.0% 35.0 2.2% 2016 2017 3Q18 Securities and Derivatives Breakdown Loans Breakdown 2.9% 6.7% Pension Plans Fund Quotas 5.3% 6.6% 8.7% 30.2% Domestic Government Bonds 13.8% 42.4% Corporate Securities 9.0% International Government Bonds 12.9% Derivatives 18.9% 30.5% 12.2% (1) Includes the consolidation of Citibank as of 4Q17; (2) Net of Allowance for Loan Losses. R$billion Loans 2 Cash and Cash Equivalents, Interbank Investments and Interbank and Interbranch Accounts Securities and Derivatives Financial Instruments Other Permanent Assets Latin America Corporate SME's Credit Cards Mortgage (includes individuals and companies) Payroll Loans to Individuals Personal Loans Vehicles page 78

Total Liabilities 1 | Evolution and Breakdown R$billion 1,613.2 1,503.5 1,427.1 558.4 329.4 201.6 196.7 148.2 125.0 53.7 2016 2017 3Q18 34.6% Deposits, Debentures and Funds from Bills and Structured Operations Certificates 20.4% Deposits Received under Securities, Repurchase Agreements and Fund from Acceptances and Issue of Securities 2 12.5% Others 3 12.2% Technical Provisions for Insurance, Pension Plans and Capitalization 9.2% Interbank and Interbranch Accounts, Borrowings and Onlendings and Derivative Financial Instruments 7.8% Stockholder´s Equity 3.3% Subordinated Debt 4 (1) Includes the consolidation of Citibank as of 4Q17; (2) Does not include debentures, Funds from Bills and Structured Operations Certificates; (3) Includes Deferred Income, Minority Interest in Subsidiaries and Other Liabilities; (4) Considers in the 3Q18, perpetual subordinated notes. page 79

Funding

- Loan Portfolio mainly funded by **domestic client funding**
- **Diversified** funding base

In R$ millions, end of period	3Q18	2Q18	Δ	3Q17	Δ
Demand Deposits	74,817	70,646	5.9%	58,609	27.7%
Savings Deposits	132,374	127,342	4.0%	112,249	17.9%
Time Deposits	244,247	225,762	8.2%	186,912	30.7%
Debentures (Linked to Repurchase Agreements and Third Parties' Operations)	29,472	35,392	-16.7%	73,573	-59.9%
Funds from Bills [(1)] and Structured Operations Certificates	74,358	71,540	3.9%	67,827	9.6%
(1) Funding from Account Holders and Institutional Clients	**555,267**	**530,682**	**4.6%**	**499,170**	**11.2%**
Onlending	19,017	20,221	-6.0%	25,575	-25.6%
(2) Total - Funding from Clients	**574,284**	**550,902**	**4.2%**	**524,746**	**9.4%**
Assets Under Administration	1,093,487	1,050,220	4.1%	938,494	16.5%
Technical Provisions for Insurance, Pension Plan and Premium Bonds	196,748	191,765	2.6%	177,522	10.8%
(3) Total – Clients	**1,864,519**	**1,792,887**	**4.0%**	**1,640,762**	**13.6%**
Interbank deposits	3,111	2,843	9.4%	2,131	46.0%
Funds from Acceptance and Issuance of Securities	44,327	43,468	2.0%	38,812	14.2%
Total Funds from Clients + Interbank Deposits	**1,911,957**	**1,839,198**	**4.0%**	**1,681,704**	**13.7%**

In R$ millions, end of period	3Q18	2Q18	Δ	3Q17	Δ
Funding from Clients	574,284	550,902	4.2%	524,746	9.4%
Funds from Acceptance and Issuance of securities Abroad	44,327	43,468	2.0%	38,812	14.2%
Borrowings	48,240	41,652	15.8%	40,743	18.4%
Other [(2)]	30,087	30,613	-1.7%	28,845	4.3%
Total (A)	**696,938**	**666,635**	**4.5%**	**633,145**	**10.1%**
(-) Reserve Required by Brazilian Central Bank	(89,451)	(93,008)	-3.8%	(98,792)	-9.5%
(-) Cash (currency) [(3)]	(29,467)	(25,402)	16.0%	(19,089)	54.4%
Total (B)	**578,019**	**548,225**	**5.4%**	**515,264**	**12.2%**
Loan Portfolio (C) [(4)]	**530,520**	**518,510**	**2.3%**	**467,831**	**13.4%**
Loan Portfolio / Gross Funding (C/A)	**76.1%**	**77.8%**	**-170 bps**	**73.9%**	**220 bps**
Loan Portfolio / Net Funding (C/B)	**91.8%**	**94.6%**	**-280 bps**	**90.8%**	**100 bps**

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Includes installments of subordinated debt that are not included in the Tier II Referential Equity. (3) Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents in foreign currency. (4) The loan portfolio balance does not include financial guarantees provided.
Note: Includes the consolidation of Citibank as of 4Q17.

Itaú Unibanco Holding S.A.

page 80

Funding

Funding from Clients [1]



In R$ billions
1,543
1,556
1,595
1,648
1,682
1,747
1,805
1,839
1,912
966
971
1,028
1,070
1,116
1,154
1,215
1,242
1,290
342
348
329
332
328
336
335
333
348
165
169
168
174
171
189
189
198
207
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Demand and savings Deposits
Time Deposits + Debentures + Funds From Bills
Assets Under Administration + Technical Provisions for Insurance, Pension Plan and Premium Bonds
Total Funds from Clients + Interbank Deposits

(1) Includes institutional clients in the proportion of each type of product invested by them.

Ratio between Loan Portfolio and Funding [2]



88.8%
88.9%
90.0%
89.8%
90.8%
91.1%
91.7%
94.6%
91.8%
75.4%
74.3%
74.6%
73.9%
73.9%
74.4%
74.5%
77.8%
76.1%
657
661
641
650
633
664
665
667
697
99
109
109
115
118
122
125
118
119
495
491
478
480
468
494
495
519
531
558
553
531
534
515
542
540
548
578
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Funding from Clients (R$ billion)
Reserve Requirements and Cash
Loan Portfolio (R$ billion) [3]
Loan Portfolio [3] / Gross Funding
Loan Portfolio [3] / Funding [4]

% Funding (Maturity Breakdown)



181-365
7.1%
31-180
7.8%
36.2%
Over 365
0-30
48.9%

(2) Includes demand, savings and time deposits plus debentures, mortgage-backed notes, onlending, borrowings, funds from acceptance and issuance of securities abroad, net of reserve requirements and available funds; (3) The loan portfolio balance does not include financial guarantees provided; (4) Gross funding, ex-deductions of reserve requirements and cash and cash equivalents.
Note: Includes the consolidation of Citibank as of 4Q17.

Itaú Unibanco Holding S.A.
page 81

Capital Ratios (BIS) | Prudential Conglomerate 1 In R$millions, end of period 3Q18 2Q18 135,734 Consolidated stockholders’ equity (BACEN) 139,082 Deductions from Core Capital (25,770) (25,277) Core Capital 113,313 110,457 Additional Capital 8,073 7,746 Tier I 121,386 118,203 Tier II 15,866 15,869 Referential Equity (Tier I and Tier II) 137,252 134,072 Required Referential Equity 70,089 67,338 ACPRequired 19,300 18,542 Total Risk-weighted Exposure (RWA) 812,625 780,728 Credit Risk-weighted Assets (RWACPAD) 713,435 685,245 Operational Risk-weighted Assets (RWAOPAD) 72,833 70,468 Market Risk-weighted Assets (RWAMINT) 26,356 25,015 Tier I (Core Capital + Additional Capital) 14.9% 15.1% Tier II 2.0% 2.0% BIS (Referential Equity / Total Risk-weighted Exposure) 16.9% 17.2% (1) Includes financial institutions, consortium managers, payment institutions, companies that acquire operations or directly or indirectly assume credit risk and investment funds in which the conglomerate substantially retains risks and benefits. page 82

Capital Ratios Full application of Basel III rules │September 30, 2018 - 0.9% 14.8% 1.0% 13.8% Impact of the Tier I (2) investment in XP(2) Sep-18 (1) Common Equity Tier I (CET I) Additional Tier I (AT1) (1) Includes deductions of Goodwill, Intangible Assets, Tax Credits, Equity Investments in Financial Institutions, Insurance and similar companies, and the increase of the multiplier of the amounts of market risk, operational risk and certain credit risk accounts. This multiplier is 11.6 nowadays and will be 12.5 in 2019. (2) Proforma impact in June 2018 based on preliminary information. In August 2018, the investment in XP Investimentos was acquired, in accordance with the authorization of the regulatory bodies. page 83

Capital Requirement under the Basel Committee, BACEN and ITUB Target Minimum Capital Required ITUB Target Basel II Basel III 15.0% 1.5% 11.0% 11.5% 1.5% 2.0% Subordinated 8.0% 5.5% 1.5% If total capital falls below 11.5%, debt (TII) restrictions will T1= 13.5% Stockholders`equity 4.0% 12.0% start to be applied (CET1) 8.0% T1= 9.5% to the distribution Perpetual of dividends and 5.5% bonus Bonds (AT1) 4.0% T1= CET1 + AT1 2004 2004 2019 (Basel) (BACEN) Deductions 0% 0% 100% 100% Notes: - BACEN requirements do not include the countercyclical capital buffer of 2.5% page 84

Payout Practice

In order to **manage capital efficiently**, aiming at creating value to our shareholders, we announced through a Material Fact disclosed on September 26, 2017, that we intend to:

- Maintain the practice of paying dividends and interest on own capital at **35% of net income**, however we **excluded the maximum limit** previously determined at 45%.
- Set forth, through the Board of Directors, the total amount to be distributed each year considering:
  - the company's capitalization level, according to rules issued by the Brazilian Central Bank;
  - the minimum Tier 1 Capital* of 13.5% determined by the Board of Directors. We highlight that this ratio must be composed of at least 12% of Core Capital;
  - the profitability in the year;
  - the expectations of capital use based on the expected business growth, share buyback programs, mergers and acquisitions and regulatory changes that may change capital requirement;
  - changes in tax legislation.

Therefore, the percentage to be distributed may change every year based on the company's profitability and capital demands, always considering the minimum distribution set forth in the Bylaws.

Total Payout[1] simulation to keep Tier I Capital* at 13.5% under different return and growth scenarios:

		ROE[3]				
		15.00%	17.50%	20.00%	22.50%	25.00%
RWA[2] Growth	5.00%	65 – 70%	70 – 75%	75 – 80%	80 – 85%	85 - 90%
	10.00%	40 – 45%	45 – 50%	50 – 55%	55 – 60%	60 – 65%
	15.00%	35%	35%	35 – 40%	40 – 45%	45 – 50%

* Taking into consideration the full application of Basel III rules, in addition to the impact from the acquisition of the minority interest of 49.9% in XP Investimentos.

(1) Includes total amounts of dividends and share buyback. Simulations include the June 2017 base and Citibank's Brazilian retail business and the 49.9% minority interest in XP Investimentos transactions; (2) Risk-Weighted Assets; (3) Return on Equity.

Itaú Unibanco Holding S.A.

page 85

Basel III – Brazilian Phase-in Requirements1 2013 2014 2015 2016 2017 2018 ² 2019 ² Common Equity Capital Ratio 4.50% 4.50% 4.50% 5.13% 8.00% to 10.50% 6.00% 6.88% to 8.75% (Minimum + Additional) Tier I Capital Ratio 5.50% 5.50% 6.00% 6.63% 7.50% 8.38% to 10.25% 9.50% to 12.00% (Minimum + Additional) Total Capital Ratio 11.00% 11.00% 11.00% 10.50% 10.75% 11.00% to 12.88% 11.50% to 14.00% (Minimum + Additional) Capital Deductions 0.00% 20.00% 40.00% 60.00% 80.00% 100.00% 100.00% 2015 2016 2017 2018 2019 Common Equity Capital Ratio 4.50% 4.50% 4.50% 4.50% 4.50% Tier I 6.00% 6.00% 6.00% 6.00% 6.00% Total Capital 11.00% 9.88% 9.25% 8.63% 8.00% Additional Common Equity Tier I (ACP) 3 0.00% 0.63% 1.50% 2.38% 3.50% Conservation 0.00% 0.63% 1.25% 1.88% 2.50% Countercyclical 4 0.00% 0.00% 0.00% 0.00% 0.00% Domestic systemic importance 5 0.00% 0.00% 0.25% 0.50% 1.00% Common Equity Tier I + ACP 4.50% 5.13% 6.00% 6.88% 8.00% Total Capital + ACP 11.00% 10.50% 10.75% 11.00% 11.50% Prudential adjustments deductions 40.00% 60.00% 80.00% 100.00% 100.00% (1) Source: Brazilian Central Bank; (2) The range considers the activation or not of the ACP countercyclical by the Brazilian Central Bank; (3) On Oct. 29, 2015, the Brazilian Central Bank released the additional capital requirements through Resolution No. 4,443 and Circulars No. 3,768 and No. 3,769; (4) According to Circular Bacen nº 3,769 and Bacen Policy statement 32.516/18 the current ACP countercyclical requirement is zero; (5) Percentages valid for banks with Total exposure/GDP equal to or greater than 10% and less than 50% as established in Circular Bacen 3,768. page 86

Ratings

FitchRatings

		International				National	
Viability	Support	Local Currency		Foreign Currency			
		Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
bb+	4	BB	B	BB	B	AAA (bra)	F1+ (bra)

Moody's

International				National	
Subordinated Debt Foreign Currency	Senior Unsecured Debt Foreign Currency	Issuer Local Currency		Issuer	
Long Term	Long Term	Long Term	Short Term	Long Term	Short Term
(P) Ba3	(P) Ba3	Ba3	NP	A1. br	BR-1

Standard &Poor's

International				National	
Local Currency		Foreign Currency			
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
BB-	B	BB-	B	brAAA	brA-1+

Itaú Unibanco Holding S.A.

page 87

XP Investimentos Date Our shares Transaction Value 05/11/2017 Signature of the agrément R$6,650 49.9% 08/31/2018 million Financial settlement page 88

2018 Forecast We kept unchanged the ranges of our 2018 forecast. 2018 forecast considers Citibank’s retail operations. Therefore, 2017 income statement basis for 2018 forecast must consider Citibank’s figures in all lines of the income statement and also in the credit portfolio.* Consolidated Brazil 1 Total Credit Portfolio 2 From 4.0% to 7.0% From 4.0% to 7.0% Financial Margin with Clients From -0.5% to 3.0% From -1.0% to 2.5% Financial Margin with the Market Between R$4.3 bn and R$5.3 bn Between R$3.3 bn and R$4.3 bn Cost of Credit 3 Between R$12.0 bn and R$16.0 bn Between R$10.5 bn and R$14.5 bn Commissions and Fees and Result from From 5.5% to 8.5% From 6.5% to 9.5% Insurance Operations 4 Non-Interest Expenses From 0.5% to 3.5% From 0.5% to 3.5% Effective Tax Rate 5 From 33.5% to 35.5% From 34.0% to 36.0% (1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of Result from Loan Losses, Impairment and Discounts Granted; (4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses; (5) Considers the constitution of new deferred tax assets at a rate of 40%. (*) For further details, please refer to page 12 of the 3Q18 Management Discussion & Analysis. page 89

Basis for 2018 Forecast

We kept unchanged the ranges of our 2018 forecast. We present below the income statement that includes the result from Citibank's operation in each of its accounts and its corresponding loan portfolio. This income statement is the basis for the 2018 forecast.

Managerial Income Statement - with Citibank

In R$ millions	2017
Managerial Financial Margin	**68,510**
Financial Margin with Clients	62,223
Financial Margin with the Market	6,287
Cost of Credit	**(18,002)**
Provision for Loan Losses	(19,105)
Impairment	(1,094)
Discounts Granted	(1,106)
Recovery of Loans Written Off as Losses	3,303
Net Result from Financial Operations	**50,508**
Other Operating Income/(Expenses)	**(14,263)**
Commissions and Fees	33,014
Result from Insurance, Pension Plan and Premium Bonds Operations	6,256
Non-interest Expenses	(47,045)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(6,489)
Income before Tax and Minority Interests	**36,245**
Income Tax and Social Contribution	**(11,294)**
Minority Interests in Subsidiaries	**(71)**
Recurring Net Income	**24,879**

Credit Portfolio - with Citibank

In R$ billions, end of period	4Q17
Individuals	**191.5**
Credit Card Loans	66.9
Personal Loans	26.4
Payroll Loans	44.4
Vehicle Loans	14.1
Mortgage Loans	39.7
Companies	**226.9**
Corporate Loans	165.1
Very Small, Small and Middle Market Loans	61.9
Corporate Securities	36.0
Total Brazil with Financial Guarantees Provided and Corporate Securities	**454.5**
Latin America	**145.6**
Argentina	8.2
Chile	96.7
Colombia	25.8
Paraguay	6.3
Panama	0.8
Uruguay	7.8
Total with Financial Guarantees Provided and Corporate Securities	**600.1**

Itaú Unibanco Holding S.A.

page 90

5 Information Technology

Digital Transformation Use of Digital Channels New Accounts Share of Transactions number of current account holders (in millions) individuals accounts (in thousands) 10.7 1,010 952 1,037 1,007 1,108 through digital channels 8.1 9.4 9M16 9M18 165 127 Credit 16% 18% 1.0 1.1 53 61 91 30% 40% 0.9 Investments Payments 60% 74% Sep-16 Sep-17 Sep-18 3Q17 4Q17 1Q18 2Q18 3Q18 Note: Share of digital channels in the total volume Individuals Companies Abreconta App Brick and Mortar Branches (R$) of transactions in the Retail Bank segment Investments in Technology Share of Digital Operations on the Retail Operating Revenues (Base 100) 9M16 9M18 9M18 167 Efficiency Ratio 158 22% 31% Brick and Mortar 125 117 Branches 69.4% 100 78% 69% vs Digital Branches 9M14 9M15 9M16 9M17 9M18 Digital Branches Brick and Mortar Branches 26.0% page 92

Digital Transformation | Evolution of Digital Branches Personnalité Clients (in thousands) 338 432 527 2015 2016 2017 Personnalité Branches Uniclass Clients (in thousands) 1,300 1,500 800 2015 2016 2017 Uniclass Branches 51 63 81 72 79 43 2015 2016 2017 7:00am-12:00pm 8:00am-10:00pm 2015 2016 2017 page 93

6 Itaú Unibanco in Capital Markets

Non-voting Shares Appreciation | ITUB4 and ITUB

Evolution of R$100 invested on the day before the announcement of the merger (October 31, 2008) to October 26, 2018



513
339
267
230
Oct-08
Oct-09
Oct-10
Oct-11
Oct-12
Oct-13
Oct-14
Oct-15
Oct-16
Oct-17
Sep-18
ITUB4 - Without dividend reinvestiment
ITUB4 - With dividend reinvestiment
IBOVESPA Index
CDI



289
193
153
132
Oct-08
Oct-09
Oct-10
Oct-11
Oct-12
Oct-13
Oct-14
Oct-15
Oct-16
Oct-17
Sep-18
ITUB - Without dividend reinvestiment
ITUB - With dividend reinvestiment
IBOVESPA Index (in USD)
CDI (in USD)

Fonte: Economatica

Itaú Unibanco Holding S.A.

page 95

7 Sustainability

Sustainability Timeline Sustainability Sustainability at the board of directors’ Committee Strategy (officers level) Committee Sustainability Creation of Superior Ethics and Governance operating Sustainability (executive level) committees Committee Itaú Unibanco Merger 2000 2005 2007 2008 2010 2013 2014 2016 2017 First cell for analysis of environmental and social risks Central Bank Regulation Sustainable Revision of the performance in sustainability corporate vision strategy pg. 97

Sustainable Performance Our Vision Is to be the leading bank in sustainable performance and customer satisfaction Sustainable Performance means creating shared values for employees, clients, shareholders and society, so as to ensure the longevity of our business

Corporate Sustainability Governance Board level Definition and monitoring of the sustainability strategy Strategy Committee Members of the Board of Directors Executive level Integration of challenges and trends into businesses Officers level Decision on and prioritization of projects Operating level Management of projects by specific topics Board of Directors Members of the Board of Directors Superior Ethics and Sustainability Committee Members of the Executive Committee Sustainability Committee Members: Officers of areas involved in the sustainability agenda Working Groups Periodicity: annual Periodicity: semi-annual Periodicity: bimonthly Internal Diversity Management Responsible Investment Members: Executives of areas involved in sustainability projects Environmental and Social Risk Committee Meets on a quarterly basis and is responsible for suggesting institutional positions on internal procedures and exposure to the environmental and social risk. Ecoefficiency integrity and Reporting ethics Foundations and Institute Financial Education page 99

Sustainability Strategy The sustainability strategy was defined from workshops, interviews and panels with internal and external stakeholders SOCIAL-ENVIRONMENTAL RISKS FINANCIAL EDUCATION DIALOG AND TRANSPARENCY AND OPPORTUNITIES Understand people´s needs to offer knowledge and appropriate financial solutions, contributing for individuals and companies to have a healthy relationship with Money. Build long-term relations based on trust to improve our business and generate shared value. Search business opportunities and manage environmental risk, considering market trends, regulations, customer demands and society. Strategy review In 2017, we understood that our current positioning has matured and started a process to review the sustainability strategy. This new strategy is scheduled to be completed and disclosed in 2018. The strategy review process is divided into three main steps: 1. Topic Evolution, comprising the timely analysis of the corporate sustainability concept in the world; 2. Internal Diagnosis; 3. Strategy Build-Up, with a new positioning and strategic model. page 100

Dialogue and Transparency | Engagement Organizations and commitments that are sources of knowledge and trends Integrity and Ethics Responsible Bank Sustainable Development Climate Change Reporting and Transparency Diversity page 101

Transparency with the Market | Reporting Consolidated Annual Report Form 20-F Sustainability Report SEC + GRI MTN Program Medium-Term Note Recognitions Integrated Report • First Brazilian financial institution to publish it voluntarily. • Presentation of the results from 6 capitals: financial, social and relationship, human, intellectual, manufactured and natural. Only Latin American bank to be part of the index since its creation (1999). Leader in Transparency since 2014 Part of the index since its creation in 2005. Part of the ICO2 portfolio since its inception in 2010 Part of the index since 2015. Part of the Index portfolio since its second edition in 2016 page 102

The Sustainable Development Goals (SDGs) In 2015, the United Nations (UN) and world leaders formally adopted a new sustainable development agenda, the Sustainable Development Goals (SDGs). The private sector has an essential role in this challenge. We are committed to the SDGs and since 2015 we take part in the board of the Brazilian Global Compact Committee (Comitê Brasileiro do Pacto Global – CBPG). In 2017, we were elected to be the president of CBPG. We are also involved in the development and coordination of the SDGs thematic group in the UN Global Compact (GT ODS), launched in 2015, mobilizing companies and participating in discussions to promote the agenda Study Internal Training engagement Connection with the strategy Participation in and sponsorship of the “Integration of the SDGs in the corporate strategy – a contribution of the Brazilian Global Compact Committee (CBPG) for the 2030 agenda” study. Facilitators for workshops on company training, held in partnership with GT ODS of the Global Compact with editions in Curitiba, Belo Horizonte and São Paulo, to train and engage companies to implement SDGs in conformity with the SDG Compass Guide. In 2017, we started a series of workshops for managers and employees in order to promote immersion into the agenda, engagement, identification of the connection with business and definition of action priorities. Aimed at reaching the SDGs and their targets through challenges connected to our business, we submitted the topic to the bank's governance, through the Board of Directors, Executive Committee and Sustainability Committee. pg. 103

Employees | Profile

99,332 Employees[1]

60% | 40%

51.4% of **management positions** are held by **women**

22% of employees are **blacks**

2.75% are **apprentices**

4.7% of employees are **disabled persons**

(1) Employees who were active in December 2017, in Brazil and abroad from companies managed by the human resources department

Organizational Climate

Confidential annual surveys that measure the employees' satisfaction with the workplace and people management practices.

Overall Satisfaction Rate	2015	2016	2017
	82%	85%	86%

This climate survey is based on an international methodology survey developed by *Great Place to Work*. The results are evaluated by the areas' employees and managers, who are encouraged to develop action plans to address the reported complaints.

Diversity boosts our innovation capacity and reputational capital

Key guidelines of our positioning on diversity:

- Implementation of policies and awareness-raising projects.
- Fair competitiveness in the face of differences.
- Heterogeneity in the organization.

Women's Health Program

Benefits to pregnant and women returning to work after maternity leave.

- course on nutrition and first aid
- nurse visit after delivery
- additional maternity leave of 60 days and reduced workload in the first month for readaptation purposes
- space for expressing breast milk in the workplace

Results of the Program

88,7% of the employees who returned from maternity leave between 2015 and 2016 remained in their jobs for at least 12 months.

Itaú Unibanco Holding S.A.

page 104

Employees | Management Cycle

Attraction and Selection

Special Talent Programs

Internship: 2,094 people recruited in 2017 (Retention rate: 48%).

Trainees: 139 trainees recruited in 2017 (Retention rate: 97%).

Turnover

General Turnover

2015	2016	2017
10.6%	10.4%	9.1%

Since 2009 among the Best Companies to Work For, according to Brazil's main publications (Você S/A, Época and Valor Carreira magazines).

Training and Development

Itaú Unibanco Business School

Amounts invested in training programs
(millions of reais)



128
131
232
2015
2016
2017

Career management

Internal recruiting program that allows career changing. In 2017, 2,353 employees were transferred.

Performance Assessment

Performance Management

Based on meritocracy, we make an annual analysis of the results and behavioral aspects of each employee.



behavioral
results

Strategic People Planning

Joint discussion on career planning (Development Committee) and feedbacks.

Compensation and Benefits

Fixed Compensation

In 2017, it amounted to approximately R$ 15 billion (plus charges and benefits). Salary adjustments by means of promotion, merit, and collective bargaining agreements.

Variable Compensation

Long-term incentives based on the offer of preferred shares for leading positions.

Inclusion of social and environmental criteria in the targets of employees and management members.

Benefits

Examples: meal voucher, education sponsorship, transportation voucher.

Itaú Unibanco Holding S.A.

page 105

Integration of ESG into businesses 1 Governance Policies Sustainability and environmental and social responsibility policy Environmental and social risk policy Committees Sustainability committee Environmental and social risk committee Operational committees (Internal Management, Investment, Reporting, and Financial Education) 2 Processes Analysis methodologies Based on the principles of relevance and proportionality Engagement Engagement of institutions that are relevant for building knowledge Studies Development of studies in conjunction with institutions in the sector Training programs Training of teams on environmental and social issues and training to all employees on the sustainability and policy concepts 3 Compliance Role of the compliance area Measure the quality of the process and exposure to risk, all areas are monitored for adherence to policies, and the results are reported to the committees Regulatory bodies External assessments by regulatory bodies A signatory A signatory A since 2008 since 2004 signatory since 2012 page 106

ESG Integration on Business Credit Analysis The Environmental and Social Risk Policy contains the criteria for the analysis of clients and projects and the establishment of real estate guarantees and the inclusion of covenants. To this end, we must consider: List of prohibited activities We do not carry out new loan operations with companies involved in: • Labor in conditions similar to slave labor; • Child labor in violation of legislation; • Encouragement of prostitution List of restricted activities We have specific guidelines for making an environmental and social risk analysis in the following segments: • Firearms and ammunition; • Activities of extraction and production of wood, firewood and charcoal from native forests; • Fishing activities; • Extraction and industrialization of asbestos; • Cold storage plants and cattle slaughterhouses Client analysis (small and medium businesses): (A – High Risk; B – Medium Risk and C – Low Risk) Project financing: We follow the criteria determined in accordance with the type of operation/project. Guarantees and Covenants Responsible Investments Proprietary methodology to include ESG issues in the valuation of fixed income securities and the pricing of active management funds, taking into account: materiality, relevance for the industry, risks e opportunity rating, metrics, and management Valuation using the ESG integration methodology: • 100% of the Ibovespa and ISE listed companies • 72% of IPSA listed companies (Chile) • 25% of Merval listed companies (Argentina) • 85% of the corporate fixed income page 107

Our operations | Buildings, Branches and Data center GOVERNANCE AND TARGETS RENEWABLE ENERGY PILOTS EMISSIONS MANAGEMENT Committee reviews eco-efficiency projects and studies, and tracks environmental targets In administrative buildings, using solar panels and Distributed Generation Develop inventory, reduce and offset greenhouse gas emissions Main Targets page 108

Task Force on Climate-related Financial Disclosures (TCFD) The initiative was conceived under the Financial Stability Board (FSB). It proposes climate disclosure recommendations for the financial and non-financial sectors in the pillars of Governance, Strategy, Management Risks, Goals and Metrics. We highlight our activities related to the TCFD strategic pillars Governance Strategy Risk Management Targets and Metrics The Board of Directors guides our internal Sustainability and Environmental and Social Responsibility Policy for risks and opportunities related to climate change The Sustainability Governance addresses risk management and the identification of opportunities related to the climate change agenda The Superior Ethics and Sustainability Committee resolves on the actions to be taken by the institution to meet the climate change agenda We participate in multi-sector discussion groups, such as CEBDS, UNEP-FI, FEBRABAN and FGV A study was carried out about the climate change impact on our corporate loan portfolio in medium and long-term scenarios A study was carried out about Emissions financed based on the Portfolio Carbon Initiative guidelines Climate variables are taken into account in the analysis of the Environmental and Social Risk for the corporate segment and of the financing of large projects Itaú Asset Management takes Climate Change topics into account in its ESG integration methodology for investment analysis We take into account climate issues in pricing our insurance products (corporate) Development of indicators and tools to strengthen the assessment and disclosure of risks and opportunities related to climate change by the UNEP-FI work group on the recommendations of the TCFD A study was carried out to identify the business risks and opportunities in view of the global climate change, with 10-year projections Launch of the Asset calculator to compare emissions of our portfolios with benchmarks The topic is also discussed by the Sustainability Committee, the main Sustainability forum in the organization Participation of the UNEP-FI work group to implement the recommendations of the TCFD considering different climate scenarios page 109

Initiatives| Itaú Women Entrepreneurs e Financial Education

Itaú Women Entrepreneurs

The Itaú Women Entrepreneurs Program (local acronym IME) was created in 2013 as a result of a partnership with the IFC, World Bank, and the IDB to offer financial and non-financial solutions to women entrepreneurs.

Objective of the program

Empower female entrepreneurs in Brazil through in-person and online solutions; train, inspire and connect female entrepreneurs

Number of participants in the program

2015	2016	2017
3,393	5,994	8,056

Solutions

Online Platform
- Contents related to enterprise management and leadership
- Management tools
- Motivational videos.

In-person Actions
- Networking events
- Business rounds
- Workshops

80 actions performed through to 2017

Financial Education

Program for client companies

Videos and talks free of charge to employees*

Impacted more than 24,000 clients
+ 500 corporate clientes
+ 533 lectures were given throughout Brazil.

Prevent Acion

Focus on credit customers

Identification of those with potential for indebtedness and approach through financial guidance

Financial education websites

Contents available on four Itaú websites
+ 3 million hits since 2014

Uso Consciente do Dinheiro (Conscious Use of Money)

Impacted **more than 6,300 people** from NGOs and schools,
involving around 1,100 active volunteers since 2015.

Finance Advisory:
+ over 2,900 employees attended*

Online Courses:
+ over 33k trained employees*

Presencial Courses:
+ over 1,800 participated voluntarily*

(*) From 2014 until 2017

Itaú Unibanco Holding S.A.

page 110

Ethics and Information Security Our business is based on ethical principles, which reflects the transparency, respect and honesty present in our relationship with stakeholders. Code of ethics Established to guide, prevent and resolve ethical dilemmas and conflicts of interests related to our activities and internal relations and foresees our commitment to the themes in the ILO´s fundamental conventions and other international agreements, such as: • Elimination of child labor • Combat to all forms of discrimination • Appreciation of diversity • Prevention of sexual harassment in the workplace • Respect of the rights to free union association and collective bargaining agreement. Employees who have acknowledged and accepted the terms of the Code of Ethics (%) Target 2015 2016 2017 2018 92% 98% 93% 95% In 2017, Itaú Unibanco was selected to be included in the 2016 Pro-Ethics Company list (Empresa Pró-Ética 2017), promoted by the Brazilian Ministry of Transparency, Supervision and Controls. Ethics Corporate Policy To establish guidelines additional to the Itaú Unibanco’s Code of Ethics related to the following: • Ethics Corporate Program • Additional Guidelines – Conflicts of Interests • Communication of Departures from the Code of Ethics • Protection to Persons Using the Whistleblowing Channels. Information is what supports the entire banking operation. Therefore, we have the commitment to protect corporate information and ensure the privacy of clients in all transactions. Information Security Corporate Policy To ensure compliance with the principles and guidelines relating to the protection of the information and intellectual property of the organization, clients and the general public. Information Security Initiatives Role of the Information Security area • Monitor and handle any type of attack and security incidents • Management of accesses to systems • We work together with the business areas and technology to keep up with the trends of the digital world market Training on Information Security for employees In-class and/or online training on information confidentiality, integrity and availability. Cyber Security We use cutting-edge technology to protect our network and data, as well as other barriers, such as restricted access to our servers, facilities and virtual environments, through the use of firewalls, protection by password and encryption NBR ISO/IEC 27001 Certification A Brazilian standard developed to ensure the protection and privacy of information provided by customers and other sources.